UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)
Date:	October 19, 2004

		By:	/s/ Alexander V. Izosimov
		Name:	Alexander V. Izosimov
		Title:	Chief Executive Officer and General Director

On October 13, 2004, Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) announced, and submitted the press release containing such announcement in a separate Form 6-K dated October 13, 2004, that it intends to raise, subject to market and other conditions, approximately US$300.0 million of debt financing by the issuance of notes in the international bond markets. In addition, on October 14, 2004, VimpelCom announced, and submitted the press release containing such announcement in a separate Form 6-K dated October 14, 2004, that it priced US$300.0 million in debt financing through 8.375% notes due October 2011 to be issued in the international bond markets. The offering is expected to close on October 22, 2004. In connection therewith, VimpelCom disclosed to prospective purchasers of the notes information that has not been previously publicly reported. VimpelCom has elected to provide such information, together with information that has been previously publicly disclosed, in this Form 6-K.

Nothing herein shall constitute an offer to sell or the solicitation of an offer to buy the notes, nor shall there be any sale of the notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The notes will be offered to qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and outside the United States in reliance on Regulation S under the Securities Act. The notes will not be registered under the Securities Act. Unless and until so registered, the notes may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

This Form 6-K contains “forward-looking statements,” as this phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are not historical facts and can often be identified by the use of terms like “estimates,” “projects,” “anticipates,” “expects,” “intends,” “believes,” “will,” “may,” “should” or the negative of these terms. All forward-looking statements, including discussions of strategy, plans, objectives, goals and future events or performance, involve risks and uncertainties. Examples of forward-looking statements include:

•	our plans to expand or build networks, notably, in the regions of Russia outside of Moscow and in other countries of the CIS;

•	our anticipated capital expenditures in Moscow, in the regions of Russia outside of Moscow and in Kazakhstan;

•	our ability to resolve issues raised by our regulator regarding our Moscow operations;

•	our ability to merge with our subsidiaries Open Joint Stock Company “VimpelCom-Region” (“VimpelCom-Region”) and Open Joint Stock Company “KB Impuls” (“KB Impuls”) or transfer our licenses, frequencies and other permissions held by VimpelCom-Region or KB Impuls to VimpelCom if these mergers are consummated;

•	our ability to achieve the expected benefits from our recent acquisition of 100.0% of TOO KaR-Tel (“KaR-Tel”), the second largest cellular operator in Kazakhstan;

•	our plans to increase our subscriber base;

•	expectations as to pricing for our products and services in the future and our future operating results;

•	our ability to meet license requirements and to obtain and maintain licenses, frequency allocations and regulatory approvals;

•	expectations as to the future of the telecommunications industry and the regulation of the telecommunications industry; and

•	other statements regarding matters that are not historical facts.

While these statements are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward looking statements used in this Form 6-K and the documents incorporated by reference include:

•	risks relating to changes in political, economic and social conditions in Russia and Kazakhstan;

•	risks relating to Russian and Kazakh legislation, regulation and taxation, including laws, regulations, decrees and decisions governing each of the Russian and Kazakh telecommunications industry and currency and exchange controls relating to Russian and Kazakh entities and their official interpretation by governmental and other regulatory bodies and by Russian and Kazakh courts;

•	risks relating to our acquisition of KaR Tel, which we acquired on September 3, 2004 through a competitive tender. We had limited opportunity to conduct due diligence in connection with this acquisition and, as we continue the process of integrating KaR Tel’s operations, we may uncover unexpected or unforeseen liabilities and obligations or ultimately incur greater than expected liabilities in connection with this acquisition. In addition, our ownership of KaR Tel may be challenged. Although we have conducted limited due diligence on KaR Tel since the acquisition and are continuing to do so, financial data, operating data or other information regarding KaR Tel is based largely on documents provided to us in connection with the tender process;

•	risks relating to our Company, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses and frequency allocations, constraints on our spectrum capacity, availability of line capacity and competitive product and pricing pressures; and

•	other risks and uncertainties.

These factors and the other risk factors described in this Form 6-K and in the documents incorporated by reference are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward looking statements. Other unknown or unpredictable factors also could harm our future results. Under no circumstances should the inclusion of such forward looking statements in this Form 6-K be regarded as a representation or warranty by the Company with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. The forward looking statements included in this Form 6-K are made only as of the date of this Form 6-K and we cannot assure you that projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise.

EXPLANATORY NOTE

The financial data provided in this Form 6-K has been presented in U.S. dollars and was prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

This Form 6-K describes matters that relate generally to VimpelCom and its consolidated subsidiaries. Thus, we use terms such as “we,” “us,” “our” and similar plural pronouns when describing the matters that relate generally to the VimpelCom consolidated group. Unless specifically indicated otherwise, the information contained in this Form 6-K does not include financial data, operating data or other information regarding KaR-Tel. To the extent any of the conditions contained in Regulation S-X are met requiring the inclusion of separate pro forma and historical financial data for KaR-Tel in our future Annual Reports on Form 20-F filed with the SEC, we intend to make such disclosures in accordance with the requirements of Regulation S-X.

References to the “CIS” are to countries of the Commonwealth of Independent States.

For the purposes of this Form 6-K, the term “super-region” includes Russia’s seven large geographical regions as well as the Moscow license area.

Certain Information with Respect to VimpelCom not Previously Publicly Reported

Disclosed to Prospective Purchasers of Notes

Risk Factors

The risk factors below are associated with our Company. You should carefully consider all of the information set forth in VimpelCom’s Annual Report on Form 20-F for the year ended December 31, 2003 and, in particular, the risks described in the section of the Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors.” You should also carefully consider risk factors in the Company’s Reports on Forms 6-K dated June 10, 2004 and July 9, 2004 submitted with the SEC, which are incorporated herein by reference, and other filings made by the Company with the SEC. If any of these risks actually occur, VimpelCom’s business, financial condition or results of operations could be harmed.

The risks and uncertainties below, in the Annual Report on Form 20-F for the year ended December 31, 2004 and in the Company’s other public filings and submissions with the SEC are not the only ones VimpelCom faces, but represent the risks that VimpelCom believes are material. However, there may be additional risks that VimpelCom currently considers not to be material or of which VimpelCom is not currently aware and these risks could have the effects set forth above.

Risks Related To Our Business

If our agency relationship with KB Impuls is determined to violate Russian law and KB Impuls’s license for the Moscow license area is suspended or terminated, our business will be materially adversely affected.

On January 9, 2004, KB Impuls officially received a notice dated December 30, 2003 from Moscow Gossvyaznadzor, the former local regulatory arm of the former Ministry of Communications. The notice contained a provision that raised issues regarding the adequacy of the documentation of the agency relationship pursuant to which our Company acts as KB Impuls’s agent for concluding agreements with KB Impuls’s Moscow GSM subscribers. In the relevant notice provision, Moscow Gossvyaznadzor used certain technical drafting issues in the subscriber agreements and the agency agreement as a basis for asserting first, that KB Impuls does not have any agreements with subscribers and, therefore, has violated Russian law, and second, that our agency agreement with KB Impuls does not specifically provide that we will sign subscriber agreements on behalf of KB Impuls, also in violation of Russian law. The notice did not specify the remedial action to be taken and requests to the authorities for clarification on action to be taken by KB Impuls were not answered. The notice specified that the violations in this provision were to be cured by February 1, 2004. Notwithstanding this uncertainty and our belief that there were no violations of Russian law, in January 2004, we amended our form of subscriber agreements to be concluded on behalf of KB Impuls and we amended our agency agreement with KB Impuls in an attempt to address concerns raised by Moscow Gossvyaznadzor. However, due to the lack of clarification, there can be no assurance that such amendments would be deemed to have cured any violations alleged by Moscow Gossvyaznadzor.

KB Impuls challenged this provision in the Moscow Gossvyaznadzor notice and on March 18, 2004, the Moscow Arbitrazh Court ruled in favor of KB Impuls and invalidated the relevant provision of the December 30, 2003 notice. In late April 2004, Moscow Gossvyaznadzor filed an appeal and the Appellate Panel of the Moscow Arbitrazh Court issued a decision on June 1, 2004 affirming the lower court’s ruling in favor of KB Impuls. On July 22, 2004, Moscow Gossvyaznadzor again appealed and on August 27, 2004, the Federal Arbitration Court of the Moscow district again found in favor of KB Impuls, affirming the lower courts’ decisions. Moscow Gossvyaznadzor has the right to appeal this decision. to the Higher Arbitration Court until December 3, 2004. If Moscow Gossvyaznadzor prevails in the appeal, it is unclear whether steps already taken would be deemed to have cured the alleged violations, and, if not, what steps we would be required to take in order to cure the alleged violation and whether we could do so within the time period to be allocated to us. If we are ultimately found to have violated Russian law in connection with our agency relationship with KB Impuls, KB Impuls’s GSM license for the Moscow license area may be suspended or terminated, we may face additional lawsuits from subscribers and other parties on a similar basis, VimpelCom may be unable to receive revenue on behalf of KB Impuls from subscribers in the Moscow license area and our business would be materially adversely affected. An adverse outcome may also trigger defaults under the J.P. Morgan Loan Agreement, our loan agreements with UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.) and other debt agreements to which we are a party.

We may be the subject of criminal investigations that may result in unfavorable outcomes that could materially adversely affect our business.

On February 4, 2004, our Company received a resolution issued by the Moscow Prosecutors’ office declaring the initiation of a criminal case stemming from allegations by a small Moscow-based company that claimed that we operated our business without a license. We immediately appealed the move by the Moscow Prosecutors’ office and subsequently received an official notice from the Moscow Prosecutors’ office stating that because there was no basis for the case against us, the case had been dismissed. The company that initially made the allegations challenged this decision, but the court upheld the prosecutor’s decision to dismiss the criminal case. A second appeal by this company was rejected by the Moscow City Court on July 19, 2004. This decision may be appealed to the Presidium of the Moscow City Court and we cannot assure you that the decision to dismiss the criminal case and the upholding of such decision by the court will be upheld on such further appeal. In addition, there is no assurance that there will be no other criminal investigations launched into the activities of our group. Criminal investigations into our activities may have a material adverse effect on our business.

We are subject to civil claims and administrative claims by our subscribers that may result in unfavorable outcomes that could materially adversely affect our business.

Several subscribers have filed civil suits against us challenging our agency relationship with KB Impuls, claiming that VimpelCom provides telecommunications services without a license in Moscow and the Moscow region and/or claiming that their subscriber agreements should be terminated and that they should be compensated for all amounts paid to us. The former Ministry of Communications was brought into certain of these suits as a third party and has assisted the subscriber in each of the cases in which it is involved. In addition, there have been attempts to bring other parties into these cases, including other regulatory bodies, but to date, these motions have been defeated. We have successfully defended our agency relationship against such claims by subscribers, either at the court of first instance or upon appeal. However, in each of these cases, the subscribers have the right to appeal the decision. In addition, some subscriber claims have not yet been heard. There is also an issue as to whether the courts will enforce the provision in our subscriber agreements stating that all lawsuits shall be heard in the court where the operator is located. One court has disregarded this clause. We cannot assure you that we will ultimately prevail in the pending litigation with the subscribers or that the appeals courts will rule in our favor if the subscribers appeal their adverse decisions. Although Russian court rulings are not generally binding on other Russian courts, rulings that are unfavorable to us may have persuasive force in other cases brought against us and they may make us more vulnerable to unfavorable rulings in pending cases or in cases that may be brought in the future by other subscribers, groups of subscribers or third parties on similar grounds or on the basis of different arguments. Although the monetary value of the claims that are currently pending and the claims that may be appealed may not be material, our business may be adversely affected if management is forced to focus its attention and the company’s resources toward defending the company against these and similar claims, should they arise. An increase in the number of claims brought against us may cause management to expend additional time and resources to resolve such claims and may ultimately have a material adverse effect on our business and results of operations. In addition, the tax authorities and other regulatory bodies may also file claims against us if, among other things, our subscriber agreements are declared invalid.

Additionally, other subscribers have filed claims against us alleging that we have engaged in fraudulent advertising, that we do not have the right to keep the balance on any prepaid account at the time the subscriber terminates service with us or the time for the use of such account has expired, and that the quality of our telecommunications services is not acceptable. Certain subscribers have also filed similar complaints with the anti-monopoly authorities. In several cases, the anti-monopoly authorities have found in favor of subscribers, ruling that the terms of our prepaid contracts violated the subscribers’ rights because unspent amounts under their prepaid contracts were not refunded when the contracts were terminated by the subscribers. The decisions of the anti-monopoly authorities also allege other inconsistencies between our subscriber agreements and Russian law. We have settled with certain of these subscribers, appealed certain rulings of the anti-monopoly authorities and may appeal other rulings. There can be no assurance that we will prevail or that other subscribers will not file claims. In the event that we are required to return such prepaid amounts, we will have to make modifications to our billing system which will result in additional expenses. There is reportedly coordination among some of these subscribers, as well as with the company that made allegations leading to the initiation of the criminal case. Some or all of these rulings referred to above may be appealed and other cases have not yet been decided. We cannot assure you that similar claims will not be filed or that the rulings taken by the courts in the future will be in our favor and adverse decisions may have an adverse effect on our group.

If we are unable to complete our mergers with VimpelCom-Region or KB Impuls or some or all of VimpelCom-Region’s and KB Impuls’s licenses, frequencies and other permissions are not transferred or reissued to us during the merger process, our business may be materially adversely affected.

On October 24, 2003, our shareholders approved the merger of VimpelCom-Region into VimpelCom, and, on April 16, 2004, our shareholders approved amendments to our charter reflecting the merger. The amendments have not yet been registered. On May 26, 2004, our shareholders approved the merger of KB Impuls into VimpelCom and on October 8, 2004, our shareholders approved amendments to our charter reflecting the merger. The amendments have not yet been registered. We initiated the VimpelCom-Region merger process to create a stronger platform for future expansion, simplify our Company’s capital structure and give our company full exposure to the growth potential in the regions. Although we will continue to own 55.3% of VimpelCom-Region in the event that the merger is not completed, we will not realize the full benefits of a simplified capital structure, including the benefits associated with the elimination of our minority interest. We initiated the KB Impuls merger largely in response to public statements by the Minister of Information Technologies and Communications that the re-issuance of the licenses held by KB Impuls to our Company would resolve the regulatory dispute with Moscow Gossvyaznadzor. The mergers of KB Impuls and VimpelCom-Region into VimpelCom are subject to the transfer or reissuance of VimpelCom-Region’s and KB Impuls’s licenses, frequencies and other permissions to VimpelCom. After these conditions are met, certain technical steps will need to be completed to finalize the mergers.

The current legal and regulatory regime is unclear about the timing and procedure of the transfer or reissuance of VimpelCom-Region’s and KB Impuls’s licenses, frequencies and other permissions to VimpelCom in the event of a merger or reorganization and this may delay or result in the non-completion of the mergers of VimpelCom-Region and KB Impuls into VimpelCom. The new Law “On Communications”, or the New Law, which came into effect on January 1, 2004, contains a series of provisions applicable to the reissuance of licenses, including in connection with a merger or a reorganization of a licensee. It is unclear which of the provisions set forth in the New Law apply to different types of reorganizations. In the case of a merger of one entity into another, with the latter being the legal successor to the former, it might be reasonable to conclude that three different provisions of the New Law apply, but these provisions are contradictory. For instance, certain of these provisions require the licensee to submit the application for the transfer of a license to the successor entity while another of these provisions requires the legal successor to submit the application; in the case of the mergers of each of VimpelCom-Region and KB Impuls into VimpelCom, these two entities are different. Furthermore, if the rules are interpreted to require the application to be filed within 30 days after a merger or consolidation is complete (i.e., in the case of the mergers of VimpelCom-Region and KB Impuls into VimpelCom, after the licensee ceases to exist and all of its rights and obligations are transferred to VimpelCom, which will be the legal successor), it is unclear under the New Law whether services may continue to be provided under the initial license during the 30 day period. We initially filed an application to transfer the VimpelCom-Region licenses to VimpelCom on March 5, 2004, but were advised to resubmit our application at a later date. We resubmitted our application on several occasions, but in each instance, the application was returned to us with an explanation that it should be resubmitted after the Federal Surveillance Service for Communications is registered as a legal entity.On July 28, 2004, we resubmitted our application to transfer the VimpelCom-Region licenses to VimpelCom, and filed an initial application to the Federal Surveillance Service for Communications to transfer the KB Impuls licenses to VimpelCom. On September 7, 2004, our application to transfer the VimpelCom-Region licenses was returned to us and on October 6, 2004, our application to transfer the KB Impuls licenses were returned to us, both with an explanation that we had not submitted evidence showing that VimpelCom is the legal successor to VimpelCom-Region and KB Impuls, respectively, and that the applications should be resubmitted after the Russian government adopts certain regulations setting forth the licensing conditions and list of communications services to be included in the licenses. If we are unable to complete the merger of VimpelCom-Region into VimpelCom by December 9, 2004, the original approvals and permissions will expire and we will be required to obtain shareholder approval again for the merger.

Because of the uncertainty related to the New Law and because many of the regulations contemplated by the New Law have yet to be issued, there can be no assurance that the licenses, frequencies and other permissions of VimpelCom-Region and KB Impuls will be transferred or reissued to VimpelCom in a timely and complete manner allowing the mergers to be completed in a timely fashion and their advantages and benefits fully realized. Furthermore, as a result of the reorganization of the Russian government, not all of the officials within the Ministry of Information Technologies and Communications and related government agencies who will be responsible for this transfer or reissuance have been appointed. As a result, the timing of the transfer or reissuance of the licenses, frequencies and permissions and of the planned mergers is uncertain. A substantial delay in our planned mergers or the failure to transfer or reissue some or all of VimpelCom-Region’s or KB Impuls’s licenses, frequencies and other permissions may materially adversely affect our business.

Substantial leverage and debt service obligations may adversely affect our cash flow.

We have substantial amounts of outstanding indebtedness, primarily our obligations under the following:

•	our obligations under the loan agreements with UBS (Luxembourg) S.A., pursuant to which UBS (Luxembourg) S.A. extended two loans totaling US$450.0 million to our company, which were funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.;

•	our obligations under the J.P. Morgan Loan Agreement, pursuant to which J.P. Morgan AG extended a loan of US$250.0 million to our company, which was funded by the issuance of loan participation notes by J.P. Morgan AG;

•	our Russian ruble bonds;

•	secured loans from Sberbank, Nordea Bank Sweden (publ) and Bayerische Hypo- und Vereinsbank AG and Svenska Handelsbanken AB;

•	unsecured loans from ZAO Raiffeisen Bank Austria; and

•	our obligations under vendor financing agreements with Alcatel SEL AG, General DataCom, and Technoserv.

As of June 30, 2004, our total outstanding indebtedness was approximately US$870.6 million on an actual basis, and US$ 1,370.6 million on an as adjusted basis, which assumes the granting of both the US$200.0 million loan made by UBS (Luxembourg) S.A. to our Company which was funded by the issuance of US$200.0 million 10.0% loan participation notes due 2009 by UBS (Luxembourg) S.A. (the “July 2004 Loan”) and the loan to be made by UBS (Luxembourg) S.A. to our Company which will be funded by the issuance of US$300.0 million 8.375% loan participation notes due 2011 by UBS (Luxembourg) S.A. (the “Loan”) as if both the July 2004 Loan and the Loan were granted to us on June 30, 2004. Our consolidated subsidiaries, which include KB Impuls and VimpelCom-Region, were the primary or sole obligors on US$236.5 million, or approximately 27.2%, of our actual total indebtedness as of June 30, 2004. US$301.7 million of our total outstanding indebtedness was secured by our equipment, securities and real property as of June 30, 2004. Subsequent to June 30, 2004, in addition to our incurrence of the July 2004 Loan, there have been a number of additional changes in certain of our outstanding indebtedness. For information regarding these changes, see the section of this Form 6-K entitled “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing activities—2004 ” and “—Equipment Financing—2004.” In addition, our current business plan contemplates that we will need to raise up to approximately US$1,300.0 million, including the proceeds from the Loan, in additional debt financing in the Russian and/or international capital markets and/or in bank financing to meet our projected capital expenditures, scheduled debt repayment and possible acquisitions through 2005. If we incur additional indebtedness, the related risks that we now face could increase. Specifically, we may not be able to generate enough cash to pay the principal, premium (if any), interest and other amounts due under our indebtedness.

Our substantial leverage and the limits imposed by our debt obligations could have significant negative consequences, including:

•	limiting our ability to obtain additional financing or to refinance existing indebtedness;

•	requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the amount of our cash flow available for other purposes, including capital expenditures and marketing efforts;

•	increasing our vulnerability to general adverse economic and industry conditions; and

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete.

We must generate sufficient net cash flow in order to meet our debt service obligations, and we cannot assure you that we will be able to meet such obligations. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we would be in default under the terms of our indebtedness and the holders of our indebtedness would be able to accelerate the maturity of such indebtedness and could cause defaults under our other indebtedness.

If we do not generate sufficient cash flow from operations in order to meet our debt service obligations, we may have to undertake alternative financing plans to alleviate liquidity constraints, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital expenditures or seeking additional capital. We cannot assure you that any refinancing or additional financing would be available on acceptable terms, or that assets could be sold, or if sold, of the timing of the sales and whether the proceeds realized from those sales would be sufficient to meet our debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, would materially adversely affect our business, financial condition, results of operation and business prospects.

Covenants in our debt agreements restrict our ability to borrow and invest, which could impair our ability to expand or finance our future operations.

The Loan, the loan agreements with UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A, the J.P. Morgan Loan Agreement and our credit facilities with Nordea and Bayerische and VimpelCom Region’s credit agreement with Svenska contain a number of different covenants that impose significant operating and financial restrictions on us and VimpelCom Region. Additional covenants are also included in KB Impuls’s vendor financing agreements with Alcatel, as well as in our credit agreement with Sberbank and VimpelCom Region’s credit agreement with Sberbank, which will also apply to our Company after the consummation of the VimpelCom Region merger into VimpelCom. These restrictions significantly limit, and in some cases prohibit, among other things, the ability of our Company and certain of our subsidiaries to incur additional indebtedness, create liens on assets, enter into business combinations or engage in certain activities with companies within our group. A failure to comply with these restrictions would constitute a default under the agreements discussed above and could trigger cross default under some or all of the agreements discussed above. In the event of such a default, the debtor’s obligations under one or more of these agreements could, under certain circumstances, become immediately due and payable, which would have a material adverse effect on our business, our liquidity and our shareholders’ equity.

We anticipate that we will need additional capital and we may not be able to raise it.

We anticipate that we will need additional capital for a variety of reasons, such as:

•	financing our strategy to develop our regional GSM licenses, including possible acquisitions of existing operators or any payments required in connection with new licenses or frequencies granted to us;

•	financing the development of KaR-Tel in Kazakhstan as well as possible acquisitions of operators and licenses in other CIS countries;

•	improving our debt portfolio structure;

•	financing the implementation of new technologies, such as third generation, or 3G, services;

•	improving our infrastructure, including our information technology systems;

•	financing our subscriber growth strategy;

•	refinancing existing long-term indebtedness;

•	enhancing our service and subscriber support;

•	responding to unexpected increases in the pace of network development;

•	complying with regulatory requirements or developments;

•	taking advantage of new business opportunities; and

•	implementing changes in our business strategy.

Our current business plan contemplates that we will need to raise up to US$1,300.0 million, including the proceeds from the Loan, in additional debt financing in the Russian and/or international capital markets and/or in bank financing to meet our projected capital expenditures, scheduled debt repayments and possible acquisitions through 2005. The actual amount of debt financing that we will need to raise will be influenced by the actual pace of subscriber growth over the period and our acquisition plans. Further to our acquisition of KaR-Tel in Kazakhstan, we are currently actively pursuing other opportunities for expansion in other countries in the CIS. We cannot, however, give you any assurance of the exact amount we will invest in acquiring such wireless operators or that we will be able to complete any such transactions successfully. If we make any further significant acquisition inside or outside of Russia beyond what is currently contemplated in our business plan, we will need to increase the amount of additional debt financing over this period above the currently projected US$1,300.0 million. Due to a variety of factors, including perceived risks related to our regulatory developments, operational performance or deterioration in the Russian economy or unfavorable conditions in the Russian or international capital markets, we may not be able to raise additional capital on acceptable terms. If we cannot obtain adequate financing on acceptable terms, we may be unable to make desired capital expenditures, take advantage of opportunities, refinance existing long-term indebtedness or meet unexpected financial requirements and our growth strategy may be negatively affected. This could cause us to delay or abandon anticipated expenditures or otherwise limit operations, which could adversely affect our business.

We may not realize the anticipated benefits from our acquisition of KaR-Tel, we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with this acquisition and our ownership of KaR-Tel may be challenged.

On September 3, 2004, we completed our acquisition of KaR-Tel, the second largest cellular operator in Kazakhstan for US$350.0 million in cash and the assumption of approximately US$75.0 million in debt (see below) which is subject to a possible post-closing adjustment based on a post-closing assessment by the parties of the actual level of indebtedness and cash in KaR-Tel at the time of closing. Based upon our limited due diligence conducted to date and also based upon our assessment to date of KaR-Tel’s strategic and financial position and of future market conditions and trends in Kazakhstan we expect to receive certain benefits from this acquisition. Currently, we are in discussions with a potential Kazakh partner to sell (on the same pricing terms as paid by our Company) a minority interest of up to 50.0% minus one share in KaR-Tel’s parent company, Limnotex. However, there can be no assurance that the sale to the potential Kazakh partner will be consummated. Further, the actual outcome of the acquisition and its effects on our Company, our ability to sell a stake to a local partner, and KaR-Tel’s results of operations may differ materially from our expectations as a result of the following factors, among others:

•	KaR-Tel’s past and future compliance with the terms of its telecommunications license and permissions, KaR-Tel’s ability to get additional frequencies and KaR-Tel’s past and future compliance with applicable Kazakh laws, rules and regulations (including, without limitation, tax and customs legislation);

•	unexpected or unforeseen liabilities or obligations or greater than expected liabilities incurred prior to or after the acquisition, including tax, customs, indebtedness and other liabilities of KaR-Tel or its parent company Limnotex, or Limnotex’s other subsidiaries;

•	adverse rulings in ongoing litigation or of appeals of court or arbitration decisions, or new litigation brought in connection with actions taken prior to our acquisition, including without limitation, litigation with the Former Shareholders (defined below) regarding ownership issues as well as amounts owed to or owing from such shareholders, litigation with government authorities regarding the allocation of frequencies to KaR-Tel and litigation with the anti-monopoly, tax and customs authorities;

•	KaR-Tel’s ability to comply with the terms of its debt and other contractual obligations;

•	KaR-Tel’s ability to maintain favorable interconnection terms as the interconnect provider is no longer a monopolist and therefore may not be subject to government regulation with respect to tariffs notwithstanding that there may not be viable alternatives to the current provider of interconnection;

•	exposure to foreign exchange risks that are difficult or expensive to hedge;

•	KaR-Tel’s ability to protect its trademarks and intellectual property in Kazakhstan and to register trademarks and other intellectual property used by KaR-Tel in the past;

•	developments in competition within Kazakhstan;

•	governmental regulations of the wireless telecommunications industry in Kazakhstan;

•	political, economic, social, legal and regulatory developments and uncertainties in Kazakhstan; and

•	the successful consummation of the sale of a minority interest in KaR-Tel to a Kazakh partner with local expertise.

We participated in a competitive tender to acquire KaR-Tel and as a result, we were able to conduct only a limited due diligence review on KaR-Tel prior to the acquisition. In addition, we received a limited indemnity and there is no assurance that the seller will have the financial capacity to satisfy any indemnity claim we may make against it. Since our acquisition of KaR-Tel, on September 3, 2004, we have continued our due diligence of KaR-Tel. We have identified certain instances in which KaR-Tel may not have operated in full compliance with its licenses and permissions (including its telecommunications license and frequency permissions), its charter and laws, rules and regulations applicable to it, instances in which KaR-Tel operated without all required licenses and permissions (including frequency permissions), and instances in which KaR-Tel may not have operated in compliance with its debt and other contractual obligations over extended periods of time. We have also identified certain business practices that are not consistent with our Company’s best practices including, for instance, the failure to procure adequate insurance and long-term leases of key real estate. In addition, we have not been able to verify the effectiveness of all real property and base station leases of KaR-Tel, some of which may be material to our operations. We have also heard assertions regarding possible questionable payments to government authorities in connection with certain legal proceedings in which KaR-Tel was involved prior to our acquisition. We are continuing to review all of these matters and assertions and are in the process of rectifying such non-compliance where possible, and instituting controls to attempt to ensure that KaR-Tel’s business is conducted in a manner consistent with applicable local laws and our Company’s standards of conduct. We cannot assure you that we will be able to cure all such instances of non-compliance, that we will be able to prevent any such instances from occurring in the future or that such instances of non-compliance will not negatively affect our title to our ownership interest in KaR-Tel, subject KaR-Tel or our Company to litigation or a default under debt or other agreements, or result in the imposition of fines or penalties or more severe sanctions, including the suspension or termination of KaR-Tel’s telecommunications license and frequency permissions.

In November 2003, KaR-Tel redeemed for an aggregate of 450,000 Kazakhstani tenge (or approximately US$3,100 based on the Kazakhstani tenge to U.S. dollar exchange rate as of December 31, 2003) the equity interests of two shareholders owning an aggregate of 60.0% of the equity interests in KaR-Tel, referred to herein as the Former Shareholders, in accordance with an October 30, 2003 decision of the Review Panel of the Supreme Court of Kazakhstan. The redemption process was initiated on April 15, 2002 by a repeated extraordinary general meeting of KaR-Tel shareholders reconvened by a shareholder owning 40.0% of the equity interests in KaR-Tel. In late August 2004, we received letters from the Former Shareholders claiming that they continue to own such interests and stating that, without their approval, all KaR-Tel deals are illegal and invalid. The Former Shareholders stated in these letters that subsequent to such redemption, their respective managements were taken over by The Savings Deposit Insurance Fund, a Turkish state agency responsible for collecting state claims arising from bank insolvencies. The Former Shareholders have indicated in their letters that they are preparing to put their case before the International Center for the Solution of Investment Disputes, or ICSID, an independent organization with links to the World Bank. If the Former Shareholders pursue any claims related to KaR-Tel before ICSID or any other forum, we cannot assure you that we will prevail in any such action, whether such action is brought in Kazakhstan or elsewhere. If the Former Shareholders were to prevail, we could lose ownership of up to 60.0% of our interest in KaR-Tel, be required to reimburse the Former Shareholders for the value of their interests or otherwise suffer monetary and reputational damages the value of which we cannot estimate. In addition, in July 2004, KaR-Tel and its affiliate obtained a default judgment in the Almaty City Court against the Former Shareholders for approximately US$41.0 million in the aggregate. KaR-Tel has offset, with effect prior to our acquisition, part of this judgment against the approximately US$19.7 million recorded on KaR-Tel’s books as owing to the Former

Shareholders as of August 31, 2004 (of which approximately US$14.3 million may have been due and payable as of June 30, 2004 but for the offset) and any other debts or amounts owing to the Former Shareholders. Consequently, this US$19.7 million amount has not been included by us in our calculation of the approximate US$75.0 million total outstanding indebtedness assumed by us at the time of our acquisition of KaR-Tel. This judgment is subject to appeal and we cannot assure you that the decision of the court will not be overturned or that the amount of the default judgment will not be reduced or that additional amounts will not be owed to the Former Shareholders, thereby resulting in an increase in the amount of Kar-Tel’s indebtedness. Furthermore, the Former Shareholders may bring actions either inside or outside Kazakhstan challenging the Kazakh court judgment or such offset and claiming that amounts owing to the Former Shareholders by KaR-Tel have become due and payable. If the Former Shareholders were to prevail in any such claims, the Former Shareholders could claim an event of default has occurred under certain of their debt agreements, which, if not cured within any applicable grace periods could trigger a cross-default under certain of our other debt agreements. If any creditor or trustee were to bring a claim for a cross-default in these circumstances, KaR-Tel or our Company may be required to pay any amounts outstanding under the debt agreements between KaR-Tel and the Former Shareholders in order to avoid any such cross-default. Based on the information we have been able to review to date, we believe that the maximum amount we would be required to pay under these debt agreements in order to avoid any such cross-default would be approximately US$19.7 million, excluding any penalties. If we are unable to pay such amount within any applicable grace periods, the obligations under certain of our debt agreements may become immediately due and payable, which could have a material adverse effect on our business, our liquidity and our shareholders’ equity. We cannot assure you that further due diligence or future investigations, claims or events will not show that KaR-Tel’s indebtedness to the Former Shareholders exceeded the approximately US$19.7 million mentioned above, that KaR-Tel’s overall indebtedness exceeded US$75.0 million, that assets were pledged to secure any such indebtedness, or that the prior shareholders of KaR-Tel pledged or otherwise encumbered their interests in KaR-Tel as security for any such indebtedness.

Claims by the Former Shareholders or by others may prevent us from realizing the expected benefits of our acquisition, result in unexpected or unforeseen liabilities and obligations or deprive us of the value of our ownership interest.

If we invest in or acquire other companies, particularly outside of Russia, we may face certain risks inherent in such transactions.

We may acquire or invest in other companies in business areas that are complementary to our current operations. Any such future acquisitions or investments could be significant and in any case would involve risks inherent in assessing the value, strengths and weaknesses of such opportunities, as well as in integrating and managing their operations. Such acquisitions or investments may divert our resources and management time. We cannot assure you that any acquisition or investment could be made in a timely manner or on terms and conditions acceptable to us. We also cannot assure you that we will be successful in completing and financing any such acquisition or investment.

Our Company is pursuing a strategy that includes expansion into the CIS. Laws and corporate practices vary in countries in the CIS and generally are not as well developed as in the west or in Russia. Companies that we acquire may have engaged in business practices that were not in compliance with local law, international business practices, or our internal policies. It is our intention that upon each acquisition by our Company, we will immediately institute internal controls consistent with controls throughout our group to attempt to ensure compliance with all laws, good business practices, and our internal policies. However, there can be no assurance that there will not be any material adverse effect on the acquired company or our Company arising from any acts committed prior to the acquisition.

We have recently experienced an acute shortage of available federal telephone numbers and may soon face such shortage again.

Federal telephone numbers are an important feature of our mass market strategy. Because we incur fewer costs in acquiring and providing service on federal numbers, we can offer service on federal numbers to price-sensitive subscribers. Beginning in the second quarter of 2004, we began to experience an acute shortage of federal numbering capacity available to us resulting from the lack of the required government-promulgated procedures for allocation of federal numbers in the 906 area code. In response to this shortage, we began reissuing federal numbers of inactive prepaid subscribers to new subscribers up to three months sooner than is provided for in the subscriber agreements. In late August 2004, we received approximately 6.8 million numbers in the federal 906 area code, consisting of approximately 1.0 million numbers in the Moscow license area and approximately 5.8 million numbers in the regions outside of the Moscow license area. The receipt of these numbers has temporarily alleviated the acute shortage.

Furthermore, in August and September 2004, we submitted applications to the Federal Communications Agency, whose activities are coordinated by the Ministry of Information Technologies and Communications, to be allocated approximately 24.2 million additional numbers in the federal area codes, including approximately 3.2 million numbers in the federal 906 area code, approximately 6.0 million numbers in the federal 907 area code, approximately 8.0 million numbers in the federal 908 area code and approximately 7.0 million numbers in the federal 909 area code. We hope to receive the additional numbers in the federal 906 area code by the end of 2004 and the numbers in the additional federal area codes during the course of 2005. If we do not receive these additional federal telephone numbers as planned, our ability to sign up new subscribers will be limited and, ultimately, our revenues and market share will be adversely affected. In order to forestall the onset of another acute shortage in the Moscow license area prior to the issuance of additional numbers in the federal 906 area code, we are continuing to reissue federal numbers of our inactive prepaid subscribers in Moscow to new subscribers two months sooner than is provided for in the subscriber agreements. As a result, we could face subscriber lawsuits under such agreements.

Our strategic partnerships and joint ventures to develop our services in the regions in Russia are accompanied by inherent business risks.

We benefit significantly from the strengths and expertise of our strategic partners, Telenor and Alfa Group. In May 2001, we signed a series of agreements with Alfa Group and Telenor to develop our regional license areas outside of Moscow. In November 2001, Alfa Group invested US$103.0 million in our Company, which we contributed (together with an additional US$15.6 million of our own funds, at the exchange rate as of the date of contribution) as equity to VimpelCom-Region. In November 2002, Alfa Group, Telenor and our Company each invested US$58.5 million each in VimpelCom-Region and in August 2003, Alfa Group invested US$58.5 million in VimpelCom-Region.

Since that time, Alfa Group has acquired a stake in MegaFon, one of our main competitors. Alfa Group has confirmed that following its acquisition of a stake in MegaFon our Company continues to be its primary investment vehicle in the Russian telecommunications industry. However, if Alfa Group’s investment focus shifts in favor of MegaFon, our company may be deprived of the important benefits and resources that it derives from Alfa Group’s current telecommunications investment policy. Additionally, a shift in Alfa Group’s focus in favor of MegaFon may hinder our activities and operations and may prevent our further national expansion.

Under certain of our debt agreements, an event of default may be deemed to have occurred and/or we may be required to make a prepayment if Telenor or Alfa Group dispose of their respective stakes in our company or a third party takes a controlling position in our Company. The occurrence of any such event could trigger a cross-default under certain of our other debt agreements, including the Loan Agreement. In such event, the debtor’s obligations under one or more of these agreements could become immediately due and payable, which would have a material adverse effect on our business and our shareholders’ equity. In addition, if Telenor or Alfa were to dispose of their stakes in VimpelCom, our Company may be deprived of the important benefits and resources that it derives from Telenor and Alfa Group, respectively, which could materially harm our business.

We may enter into strategic partnerships and joint ventures with other companies in the future to develop other aspects of our business including our GSM operations outside the Moscow license area. Emerging market strategic partnerships and joint ventures are often accompanied by risks, including:

•	the possibility that a strategic or joint venture partner or partners will default in connection with a capital contribution or other obligation, thereby forcing us to fulfill the obligation;

•	the possibility that a strategic or joint venture partner will hinder development by blocking capital increases if that partner runs out of money or loses interest in pursuing the partnership or joint projects;

•	diversion of resources and management time;

•	potential joint and several or secondary liability for transactions and liabilities of the partnership or joint venture entity; and

•	the difficulty of maintaining uniform standards, controls, procedures and policies.

Telenor and Alfa Group may have different strategies in pursuing regional development, development in the CIS or in other regions than we do, and they may have different strategies from one another. We cannot assure you that conflicts of interest among our Company, Alfa Group and Telenor will not arise. Any such conflict of interests may impede our ability to expand into the CIS or in other regions of Russia and, ultimately, may have a material adverse affect on our business.

Our network equipment and systems may be subject to disruption and failure, which could cause us to lose subscribers and violate our licenses.

Our business depends on providing subscribers with reliability, capacity and security. As mobile phones increase in technological capacity, they may become increasingly subject to computer viruses and other disruptions. These viruses can replicate and distribute themselves throughout a network system. This slows the network through the unusually high volume of messages sent across the network and affects data stored in individual handsets. Although, to date, most computer viruses have targeted computer networks, mobile phone networks are also at risk. We cannot be sure that our network system will not be the target of a virus or, if it is, that we will be able to maintain the integrity of the data in individual handsets of our subscribers or that a virus will not overload our network, causing significant harm to our operations. In addition to computer viruses, the services we provide may be subject to disruptions resulting from numerous factors, including:

•	human error;

•	physical or electronic security breaches;

•	power loss;

•	hardware and software defects;

•	capacity limitations;

•	fire, earthquake, flood and other natural disasters; and

•	sabotage, acts of terrorism and vandalism.

Problems with our switches, controllers, fiber optic network or at one or more of our base stations, whether or not within our control, could result in service interruptions or significant damage to our networks. Although we have back-up capacity for our network management operations and maintenance systems, automatic transfer to our back-up capacity is not seamless, and may cause network service interruptions. Over the past three years, we have suffered a number of network service interruptions, the most recent of which was in September 2004, when we experienced a fourteen and a half hour service interruption relating to the synchronization of our fiber optic network. The interruption affected approximately 57.0% of our subscribers in the Moscow license area for the first four hours, and approximately 5.0% of our subscribers in the Moscow license area for the remaining ten and a half hours. Such service interruptions may occur from time to time during installations of new software. Any further interruption of services could harm our business reputation and reduce the confidence of our subscribers and consequently impair our ability to obtain and retain subscribers and could lead to a violation of the terms of our licenses, each of which could adversely affect our business. We do not carry business interruption insurance to prevent against network disruptions

Risks Related to Business Operations in Emerging Markets

Investors in emerging markets, such as Russia and Kazakhstan, are subject to greater risks than investors in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in the global economy.

Investors in emerging markets, such as Russia and Kazakhstan, should be aware that these markets are subject to greater risks than more developed markets, including in some cases significant political, legal and economic risks. Emerging market governments and judiciaries often exercise broad, unchecked discretion and are susceptible to abuse and corruption. In Russia, for instance, certain companies, including our company, have recently been subjected to attacks by those who try to exploit the deficiencies in the Russian legal and political system. Emerging economies, such as the Russian and Kazakh economies, are subject to rapid change and the information set out herein may become outdated relatively quickly. Russia’s and Kazakhstan’s economies, like other emerging economies, are vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in Russia, Kazakhstan or other emerging economies could dampen foreign investment in these markets and adversely affect their economies. These developments could severely limit our access to capital and could adversely affect the purchasing power of our subscribers and, consequently, our business.

Investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult with their own legal, financial and tax advisors before making an investment in the Notes.

We face a number of economic, political, social, legal and regulatory risks related to conducting business in Kazakhstan.

Although most of our risk factors relate specifically to the risks associated with conducting business in Russia, where a majority of our assets and operations are located, similar risks in each instance also apply to the conduct of business and our operations in Kazakhstan. Like Russia, Kazakhstan is an emerging market subject to greater economic, political, social and legal and regulatory risks than more developed markets. In some instances, the risks inherent in transacting business in Kazakhstan may be more acute than those in Russia.

Among the risks that face our Company in conducting business and our operations in Kazakhstan are:

•	economic instability, including in other countries of the CIS or the global economy, that could lead to consequences such as hyperinflation, currency fluctuations and a decline in per capita income in the Kazakh economy;

•	insufficient or underdeveloped physical infrastructure;

•	governmental and political instability that could disrupt or reverse economic and regulatory reform, increase centralized authority or result in nationalization;

•	social instability from any ethnic, religious, historical or other divisions that could lead to a rise in nationalism, social disturbances or conflict;

•	uncertainties in the developing legal and regulatory environment, including, but not limited to, conflicting laws, decrees and regulations applicable to the telecommunications industry and foreign investment;

•	unlawful or arbitrary action against us by the regulatory authorities, including the suspension or revocation of our telecommunications license, or preferential treatment for our competitors;

•	lack of independence and experience of the judiciary, difficulty in enforcing Kazakh court decisions and governmental discretion in enforcing claims;

•	unpredictable federal and local tax systems; and

•	laws restricting foreign investment in the telecommunications industry.

Although our Company has experience operating in emerging markets, such as Russia, we have no prior experience operating in Kazakhstan, and the economic, political, legal and regulatory risks present in this market may not be similar to those we face in Russia and may increase our vulnerability to such risks. If any of these risks materialize, our business could be materially adversely affected.

Risks Related to the Economic Situation in Russia

We are only able to conduct banking transactions with a limited number of creditworthy Russian banks as the Russian banking system remains underdeveloped.

Russia’s banking and other financial systems are not well developed or regulated and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent applications. There are currently a limited number of creditworthy Russian banks with which our Company can conduct banking transactions. Most creditworthy Russian banks are located in Moscow and there are fewer creditworthy Russian banks in the regions outside of Moscow. We have received credit lines from Sberbank, which require us to maintain certain turnovers through accounts at Sberbank. We have tried to reduce our risk by receiving and holding funds in a number of Russian banks, including Sberbank, subsidiaries of foreign banks and Alfa Bank, an affiliate of one of our strategic shareholders, and a selected group of other Russian banks. We regularly review the allocation of our cash reserves among these different banks in light of their credit rating and other information that is available to us. However, our ability to reduce bank risk in this manner is limited due to the relatively small number of creditworthy banks operating in Russia. In addition, in early summer 2004, there were several reported Russian bank failures and press reports that several additional banks were facing liquidity crises. Rumors of bank failures, additional bank failures and any downgrade of Russian banks by credit rating agencies may result in a crisis throughout the Russian banking sector. A prolonged or serious banking crisis or the bankruptcy of a number of banks, including banks in which we receive or hold our funds could adversely affect our business and our ability to complete banking transactions in Russia.

Risks Related to the Legal and Regulatory Environment in Russia

If we are found not to be in compliance with applicable telecommunications laws or regulations, we could be exposed to additional costs or suspension or termination of our licenses, which might adversely affect our business.

We cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance with applicable laws, decrees and regulations. Communications regulators conduct periodic inspections and have the right to conduct additional unscheduled inspections during the year. Until recently, we have been able to cure many, but not all, violations found by the regulators within the applicable grace period and/or pay fines. However, we cannot assure you that in the course of future inspections conducted by regulatory authorities, we will not be found to have violated any laws, decrees or regulations, that we will be able to cure such violations within any grace periods permitted by such notices or that Gossvyaznadzor will be satisfied by the remedial actions we have taken or will take.

In 2003 and through September 30, 2004, we received a number of notices from Gossvyaznadzor in connection with our operations nationwide under our super-regional GSM licenses and GSM licenses. We have received notices with respect to violations of each of our seven super-regional GSM licenses, including our GSM license in the Moscow license area and in the regions where we hold GSM licenses. We have taken measures that we believe evidence compliance with the requirements of a majority of these notices and are in the process of complying with the remaining notices. We have not complied within the cure periods specified in a number of these notices, primarily due to delays in the issuances of frequency permits, permissions for the installation of base stations and permissions for the operation of our equipment and communication facilities in connection with the rollout of our networks (including our transportation network). These delays are largely due to the fact that the implementing regulations setting forth the procedure for the issuance of such permits and permissions under the New Law have not yet been adopted and the fact that the governmental authorities responsible for enacting the regulations and issuing the permissions have been reorganized in 2004. As a result, the issuance of permits and permissions has been delayed. With respect to a portion of the cure periods which we have not met, Gossvyaznadzor orally extended the time period for compliance recognizing the cause of the delay, but we have not obtained confirmations of such extensions in writing. Failure to comply with the provisions of a notice due to a delay in the issuance of such permits or permissions by the regulatory bodies at times has not been, and in the future may not be, an acceptable explanation to the authorities issuing the notices. In addition, these notices include, for example, a challenge to our use of the GSM license for the Moscow license area, the use of local numbers which have been assigned to other operators such as Combellga, the form of subscriber agreement used in the regions, the form of subscriber agreement concluded by our agent, Corbina-Telecom, with respect to services under our AMPS/D-AMPS license for the Moscow license area and the form of our interconnect agreements. See “—Risks Related to Our Business—If our agency relationship with KB Impuls is determined to violate Russian law and KB Impuls’s license for the Moscow license area is suspended or terminated, our business will be materially adversely affected.” We cannot assure you that we will be able to cure such violations within the grace periods permitted by such notices or that the Federal Surveillance Service for Communications will be satisfied by the remedial actions we have taken or will take. In addition, we cannot assure you that our requests for extensions of time periods in order to enable us to comply with the terms of the notices will be granted. Accordingly, we cannot assure you that such findings by Gossvyaznadzor, its successor entity or any other authority will not result in the imposition of fines or penalties or more severe sanctions, including the suspension or termination of our licenses, frequency allocations, authorizations, registrations or other permissions, any of which could increase our estimated costs and adversely affect our business.

If we lose any of our Central Bank licenses or breach any of the terms of such licenses, we may suffer cash flow difficulties, and a loss or breach of a Central Bank license could trigger an event of default under our J.P. Morgan Loan Agreement and our loan agreements with UBS (Luxembourg) S.A.

Under the previous Russian foreign currency law that was in effect prior to June 18, 2004, certain capital transactions in foreign currencies required transaction-specific licenses from the Central Bank of Russia including in connection with our guarantees to vendors related to a limited amount of vendor-financed equipment purchases ultimately paid for with U.S. dollars or Euros. The loss of a previously issued Central Bank license or the breach of a previously issued Central Bank license could result in fines and penalties. Such a loss or breach could also result in a default by our Company under the J.P. Morgan Loan Agreement or the loan agreement with UBS (Luxembourg) S.A. in connection with UBS (Luxembourg) S.A.’s June 16, 2004 US$250.0 million loan to us, which was funded by the issuance of loan participation notes due June 2009 by UBS (Luxembourg) S.A. If this occurs, all amounts payable under the J.P. Morgan Loan Agreement and the loan agreements with UBS (Luxembourg) S.A. could be accelerated and, if any such acceleration occurs, all amounts payable under our other loans, including the Loan, could be accelerated.

The Russian currency control system could adversely affect our ability to make payments under the Loan.

A new Federal Law No. 173-FZ “On Currency Control and Regulation” dated December 10, 2003, which we refer to in this Form 6-K as the New Currency Law, introduces a new currency control regime that for the most part became effective June 18, 2004. According to this new regime, which appears to be more liberal than the previous one, only a limited number of requirements and restrictions can be imposed in respect of currency operations (such as, for instance, requirements relating to reserves and/or to effect certain operations through special accounts). The Central Bank has adopted certain regulations containing general provisions with regard to special accounts and reserve requirements and has also adopted one implementing regulation establishing concrete reserve parameters for certain types of transactions falling within the competence of the Central Bank. However, the Russian Government has not yet adopted any implementing regulations under the New Currency Law. Further, the Central Bank may either broaden the scope of its existing implementing regulation or adopt additional regulations. For these reasons, it is not possible to predict the full effect that those regulations will have on our business or on the payments that we are required to make under the Loan Agreement. The New Currency Law and related regulations may result in uncertainties or disputes in interpretation and may be ultimately more restrictive than the previous currency law and regulations. As a result, there may be negative effects on our Company’s business and our ability to make payments under the Loan.

Shareholder rights provisions under Russian law may impose additional costs on us, which could cause our financial results to suffer.

Under Russian law, our shareholders, including holders of our ADSs, who vote against or abstain from voting on some decisions have the right to sell their shares to us at market value. Our obligation to purchase shares in these circumstances, which is limited to 10.0% of our net assets calculated at the time the decision is taken according to Russian accounting standards, could have an adverse effect on our cash flow and our ability to service our indebtedness. The decisions that trigger this right to sell shares include:

•	a reorganization;

•	the approval by shareholders of a “major transaction,” the value of which comprises a certain percentage of our assets, calculated in accordance with Russian accounting standards, in the event that our board of directors was unable to reach a unanimous decision to approve the transaction and regardless of whether the transaction is actually consummated; and

•	the amendment of our charter in a manner that limits shareholder rights.

Amendments to the Russian Law On Joint Stock Companies, which were adopted on August 7, 2001 and became effective on January 1, 2002, provide that shareholders, including holders of our ADSs, who vote against or abstain from voting on a decision to place shares of our stock or convertible securities through a closed subscription (or private placement) have a preemptive right to acquire additional shares or convertible securities at the same price pro rata to the number of shares they own. This requirement may lead to further delays in completing equity and convertible offerings and may lead to uncertainty with respect to sales of newly-issued shares to strategic investors.

INFORMATION ON THE COMPANY

Competitive Strengths

We believe that we are well positioned to capitalize on opportunities in the Russian and Kazakh wireless telecommunications market. We seek to differentiate ourselves from our competitors by providing innovative and high-quality wireless service packages, specialized customer care and a recognized brand name:

•	Recognized brand name. We market our services in Russia under our “Bee Line GSM” brand name. Primarily as a result of our innovative marketing and licensing efforts, our Bee Line GSM brand name is among the most recognized brand names in Russia. We strongly believe that the Bee Line GSM brand provides us with an excellent platform from which we can launch new wireless telecommunications services and ventures in Russia. We intend to introduce our “Bee Line GSM” brand name as part of our marketing and licensing efforts in the Kazakh wireless telecommunications markets through KaR-Tel.

•	Product and service innovation. We offer wireless service packages in Russia designed to address the specific needs of major target market segments. For instance, our contract service packages offer features targeted at large corporate and high usage subscribers, including small and medium-size business subscribers, while our “Bee+” prepaid service packages offer features targeted at the mass market subscriber segment. We intend to introduce similar innovative products and services in the Kazakh wireless telecommunications market through KaR-Tel.

•	Specialized customer care. We differentiate our customer service in the Russian market based on our primary subscriber segments. We believe that our ability to provide specialized customer service has helped us maintain a high level of subscriber satisfaction with our products and services and control churn. We intend to introduce our unified approach to specialized customer care in the Kazakh wireless telecommunications market through KaR-Tel.

•	Broad distribution network. As of June 30, 2004, we had one of the largest distribution networks for wireless services in the Moscow license area with 70 independent dealers and more than 3,345 points of sale. As of June 30, 2004, we had over 2,750 independent dealers and approximately 14,000 points of sale in the Russian regions outside of the Moscow license area. As of June 30, 2004, our prepaid scratch cards could be purchased at over 10,000 locations in the Moscow license area and approximately 30,900 locations in the Russian regions outside of the Moscow license area. Our retail distribution channel in Russia for prepaid scratch cards includes large chains of electronic stores and other consumer retail stores and selected branch offices of banks, including Sberbank. In addition, as of June 30, 2004, we had three sales offices in the Moscow license area and 74 sales offices in the Russian regions outside of the Moscow license area. In the first quarter of 2001, we acquired the Mobile Center dealer network, one of the largest retail dealer networks in Moscow, for approximately US$3.2 million. This acquisition added 12 additional offices to our distribution network. As of June 30, 2004, we had 39 Mobile Center sales offices in the Moscow license area. We also employ a direct sales force that focuses its efforts on sales to corporate and high usage subscribers, including small and medium-size business subscribers.

•	High-quality wireless network. We build our wireless networks with advanced technology from the world’s leading wireless telecommunications equipment suppliers, such as Alcatel, Ericsson and Nokia, in order to provide our subscribers with high-quality, dependable networks capable of offering enhanced value added services and features. In addition, our GSM network in Russia allows for a variety of value added services such as greater call privacy, caller-ID, call forwarding, call waiting, short messaging service, or SMS, and more complex data transmission features, including facsimile, electronic mail, wireless Internet and data network access.

Strategy

We believe that with our experience building high-quality GSM networks and attracting the mass market subscriber segment in the Moscow license area, coupled with the expertise of our strategic partners, Telenor and Alfa Group, we are well prepared to build on our position as a premier national wireless telecommunications services provider, to continue the successful regional roll-out of our Company and to expand our operations in Kazakhstan and other countries in the CIS. Our strategy focuses on:

•	National expansion. Since 2001, we have pursued an aggressive national growth strategy by developing our super-regional GSM license areas.

•	Opportunity for growth. Improving economic conditions in Russia combined with the relatively low wireless penetration rates in the regions outside of Moscow and St. Petersburg present us with significant growth opportunities. In addition, wireless telephony often acts as a substitute for fixed line services in the regions. In 2003, Russia was the second fastest growing wireless service market in the world in terms of the number of new subscribers. The number of cellular telecommunications subscribers in Russia increased from 25.3 million as of the end of June 2003 to 49.7 million as of the end of June 2004. Industry analysts expect this growth to continue and the number of cellular subscribers to exceed 60.0 million by the end of 2004. This growth predominantly comes from the regions as the penetration rate exceeded 79.0% in the Moscow license area and 69.0% in St. Petersburg, as of June 30, 2004. The regions generally have lower per capita wealth and disposable income than the Moscow license area, but operational expenses in the regions are also lower and capital expenditure per subscriber is lower because of the falling costs of network equipment. Consequently, we expect margins in the regions to be similar to those in Moscow as the regional operations become more mature. We intend to focus our regional expansion, marketing and distribution efforts on areas with higher population density, based on factors such as commercial practicability, strategic importance, market potential, regulatory requirements and competition. In 2003, we expanded our operations in Russia to 15 new regions and in the first six months of 2004, we expanded our operations in Russia to nine new regions. As of September 30, 2004, we operated in 72 of the 89 regions of the Russian Federation. Further expansion of our GSM network into the remaining regions is an essential component of our strategy to build on our position as a premier national wireless telecommunications operator.

•	Continued expansion in the regions. We have expanded in the regions primarily through organic growth, augmented by a few selective acquisitions of existing operators for the primary purpose of obtaining their subscribers or to gain access to regions for which we do not have licenses. Our growth strategy has served us well and we intend to continue to expand in the regions in this manner. From January 1, 2004 to September 30, 2004, we added approximately 7.2 million new subscribers in the regions of Russia outside of the Moscow license area, including approximately 322,000 subscribers that were added in June 2004 as a result of our acquisition of DalTelecom.

•	Unified national business model. We have designed and implemented a unified national business model that draws on our considerable knowledge, experience and expertise with respect to technology and consumers nationally. Our national business model enables us to develop uniform procedures for rolling out our network in the regions, increase network standardization and achieve greater economies of scale in the areas of sales and marketing, customer service, information technology, billing and human resources. This unified approach facilitates our development of a single, strong, national brand name and allows us to offer our existing and potential subscribers the same tariff structures and product lines in all of the regions where we operate. While implementing this model, we migrated our regional subscribers to a scalable billing system supplied by Amdocs and introduced a modern customer relations management system. We believe we were the first in Russia, and one of the first in the world, to introduce on-line national prepaid roaming. We also provide GPRS-based service across the country and have opened super-regional call centers to better serve our millions of subscribers.

•	Maintaining our position as one of the leading providers of GSM wireless telecommunications services in the Moscow license area. As of June 30, 2004, we had approximately 6.2 million subscribers in the Moscow license area. The Moscow license area has matured, with penetration rates exceeding 79.0% as of June 30, 2004, and competition increasing as a consequence. In confronting the increased competition, we are focusing on three primary subscriber market segments:

•	Large corporate users. We will continue our efforts to increase our market share of large corporate users by designing programs to attract these higher revenue-generating subscribers. These efforts include establishing specialized corporate plans and roaming arrangements, enhancing our specialized customer service, increasing our direct sales forces, launching new dedicated corporate sales offices and providing subscribers with access to the newest handsets, accessories and value added services. We also intend to develop new programs offering nationwide services that can be tailored to meet specific corporate needs and market them to corporations that operate both in Moscow and in the regions where we operate.

•	Small and medium-size businesses and high-income individuals. We believe that the key to the successful penetration of this segment of the market will be the continuous improvement of service quality and product offerings. We are upgrading our information technology support systems as well as continuously improving our customer service. Further, we intend to continue to employ tailored marketing promotions to attract these high usage subscribers and to continue using targeted subscriber retention programs. To attract individual subscribers, we offer a credit contract system with various contract plans, free incoming calls from mobile phones and dedicated customer service.

•	Mass market. We will continue to penetrate the Moscow mass market subscriber segment through prepaid card services, innovative tariff plans and service features intended to address the specific needs of these subscribers. We believe we have developed the largest distribution network for wireless services in the Moscow license area. As of June 30, 2004, we had 70 independent dealers and more than 3,345 points of sale and our prepaid scratch cards could be purchased at over 10,000 locations in the Moscow license area.

•	Increasing revenues from non-voice wireless services. We intend to increase usage among our existing subscribers and attract new subscribers by offering value added services and allowing our subscribers to access a wide range of services through our networks. The value added services that we offer are becoming an increasingly important part of our strategy both in the Moscow market, which is approaching saturation, and in the regions, which are rapidly developing. We currently provide traditional value added services such as voice mail, call forwarding, call waiting, conference calling, call blocking, caller-ID, automatic dialing and voice dialing. We also provide and are focusing on a variety of messaging services, such as outgoing SMS, EMS, MMS, e-mail, content delivery, games and other infotainment services. Messaging and infotainment services are currently available on all our networks through our Internet portal, BeeOnline, and through our Beeinfo mobile information guide. We have also launched content provider access, or CPA, which will stimulate the growth of content based services. CPA is an infotainment service through which we distribute information and services from third parties to our subscribers. In addition, although we have experienced some recent capacity constraints due to the rapid growth in our subscriber base, our Beepay payment system offers many convenient ways to pay for our services and our Beebonus card allows customers to accumulate bonus points by purchasing products from participating vendors, which can then be used to pay for our services. Capitalizing on new technology--enabled opportunities, we also provide WAP technology services and GPRS. As of June 30, 2004, we provided GPRS roaming with 88 operators in 50 countries, including all major European countries and the United States. While there is still relatively low usage of non-voice services in the Russian market compared to countries with higher wireless penetration rates, non-voice service usage in Russia is growing. During the six months ended June 30, 2004 and the year ended December 31, 2003, revenue generated by value added services as a percentage of total services revenue reached 14.4% and 11.4%, respectively, compared with 8.9% in the six months ended June 30, 2003 and 7.4% in the year ended December 31, 2002. We are also actively using Internet technology to support business processes and to increase subscriber loyalty and satisfaction.

•	Incorporate new technologies into our operations. As part of our overall business strategy, we intend to evaluate emerging, state-of-the-art technologies that may be used to complement our existing operations. For example, we have constructed and tested a pilot 3G network, and we intend to introduce 3G technology in some of the biggest cities in our network if we are awarded a 3G license. In addition, in cooperation with Cisco Systems, we are exploring the possibility of offering to our subscribers wireless local area networks, or WLANs, which permit individuals to connect wirelessly to the Internet through a local area network. Initially, we intend to explore the possibility of introducing WLANs in airports, hotels and business centers, which would allow individuals to connect wirelessly to the Internet via a WLAN or our network using GPRS.

•	Expansion in the Commonwealth of Independent States. Although our primary strategic focus has been, and continues to be, Russia, we are also currently actively pursuing opportunities for expansion in other countries of the CIS. In considering such expansion, we are taking into account the economic and political environment and size of territory and population, as well as the competitive situation. As part of this strategy, we acquired KaR-Tel, the second largest cellular operator in Kazakhstan, on September 3, 2004. With a population of approximately 15.0 million, Kazakhstan has the highest GDP per capita in the CIS after Russia and a cellular penetration rate estimated at 13.0%. We intend to expand our acquired operations in Kazakhstan with the introduction of our Bee Line GSM brand and the implementation of our unified business solutions for information technology, marketing, distribution, customer service, billing and network operations.

KaR-Tel

In September 2004, we acquired KaR-Tel, the second largest cellular operator in Kazakhstan in terms of the number of subscribers. KaR-Tel holds a national GSM-900 license and as of September 30, 2004 served approximately 650,000 subscribers. KaR-Tel’s license was issued in August 1998 for a term of 15 years. The license contains start-of-service requirements ranging over a five-year period and requires the network to be complete by December 31, 2005. In addition to voice telephone service, KaR-Tel offers value added services, such as voicemail, SMS, fax and data transfers to electronic mailing addresses, and roaming services. KaR-Tel offers these services to its subscribers under both contract plans and prepaid plans, with the majority of KaR-Tel’s subscribers currently on contract plans. KaR-Tel’s only GSM competitor in Kazakhstan currently is GSM Kazakhstan LLP, which markets its services under the “K Cell” brand. At the time of our acquisition of KaR-Tel, we estimated that KaR-Tel had an approximately 31.0% market share. Unless specifically indicated otherwise, the information contained in this Form 6-K does not include KaR-Tel. For a description of some of the risks associated with our acquisition of KaR-Tel, please refer to the section of this Form 6-K entitled ‘‘Risk Factors—Risks Related to Our Business—We may not realize the anticipated benefits from our acquisition of KaR-Tel, we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with this acquisition and our ownership of KaR-Tel may be challenged.’’

Legal Proceedings

On January 9, 2004, KB Impuls officially received a notice dated December 30, 2003 from Moscow Gossvyaznadzor containing a provision that raised issues regarding the adequacy of the documentation of the agency relationship pursuant to which our Company acts as KB Impuls’s agent for concluding agreements with KB Impuls’s Moscow GSM subscribers. In the relevant notice provision, Moscow Gossvyaznadzor used certain technical drafting issues in the subscriber agreements and the agency agreement as a basis for asserting first, that KB Impuls does not have any agreements with subscribers and, therefore, has violated Russian law, and second, that our agency agreement with KB Impuls does not specifically provide that we will sign subscriber agreements on behalf of KB Impuls, also in violation of Russian law. The notice did not specify the remedial action to be taken and requests to the authorities for clarification on action to be taken by KB Impuls were not answered. The notice specified that the violations in this provision were to be cured by February 1, 2004. Notwithstanding this uncertainty and our belief that there were no violations of Russian law, in January 2004, we amended our form of subscriber agreements to be concluded on behalf of KB Impuls and we amended our agency agreement with KB Impuls in an attempt to address concerns raised by Moscow Gossvyaznadzor. However, due to the lack of clarification, there can be no assurance that such amendments would be deemed to have cured any violations alleged by Moscow Gossvyaznadzor.

KB Impuls challenged this provision in the Moscow Gossvyaznadzor notice and on March 18, 2004, the Moscow Arbitrazh Court ruled in favor of KB Impuls and invalidated the relevant provision of the December 30, 2003 notice. In late April 2004, Moscow Gossvyaznadzor filed an appeal and the Appellate Panel of the Moscow Arbitrazh Court issued a decision on June 1, 2004 confirming the lower court’s ruling in favor of KB Impuls. On July 22, 2004, Moscow Gossvyaznadzor again appealed and on August 27, 2004, the Federal Arbitration Court of the Moscow district again found in favor of KB Impuls, affirming the lower courts’ decisions. Moscow Gossvyaznadzor has the right to appeal this decision to the Higher Arbitration Court until December 3, 2004. If Moscow Gossvyaznadzor prevails in the appeal, it is unclear whether steps already taken would be deemed to have cured the alleged violations, and, if not, what steps we would be required to take in order to cure the alleged violations and whether we could do so within the time period to be allocated to us.

On February 4, 2004, our Company received a resolution issued by the Moscow Prosecutors’ office declaring the initiation of a criminal case stemming from allegations by a small Moscow-based company that claimed that we operated our business without a license. We immediately appealed the move by the Moscow Prosecutors’ office and subsequently received an official notice from the Moscow Prosecutors’ office stating that because there was no basis for the case against us, the case had been dismissed. The company that initially made the allegations challenged this decision, but the court upheld the prosecutor’s decision to dismiss the criminal case. A second appeal by this company was rejected by the Moscow City Court on July 19, 2004. This decision may be appealed to the Presidium of the Moscow City Court and we cannot assure you that the decision to dismiss the criminal case and the upholding of such decision by the court will be upheld on such further appeal. In addition, there is no assurance that there will be no other criminal investigations launched into the activities of our group. Criminal investigations into our activities may have a material adverse effect on our business.

Several subscribers have filed civil suits against us challenging our agency relationship with KB Impuls, claiming that VimpelCom provides telecommunications services without a license in Moscow and the Moscow region and/or claiming that their subscriber agreements should be terminated and that they should be compensated for all amounts paid to us. The former Ministry of Communications was brought into certain of these suits as a third party and has assisted the subscriber in each of the cases in which it is involved. In addition, there have been attempts to bring other parties into these cases, including other regulatory bodies, but to date, these motions have been defeated. We have successfully defended our agency relationship against such claims by subscribers, either at the court of first instance or upon appeal. However, in each of these cases, the subscribers have the right to appeal the decision. In addition, some subscriber claims have not yet been heard. There is an issue as to whether the courts will enforce the provision in our subscriber agreements stating that all lawsuits shall be heard in the court where the operator is located. One court has disregarded this clause. We cannot assure you that we will ultimately prevail in the pending litigation with the subscribers or that the appeals courts will rule in our favor if the subscribers appeal their adverse decisions. Although Russian court rulings are not generally binding on other Russian courts, rulings that are unfavorable to us may have persuasive force in other cases brought against us and they may make us more vulnerable to unfavorable rulings in pending cases or in cases that may be brought in the future by other subscribers, groups of subscribers or third parties on similar grounds or on the basis of different arguments. Although the monetary value of the claims that are currently pending and the claims that may be appealed may not be material, our business may be adversely affected if management is forced to focus its attention and the company’s resources toward defending the company against these and similar claims, should they arise. An increase in the number of claims brought against us may cause management to expend additional time and resources to resolve such claims and may ultimately have a material adverse effect on our business and results of operations. In addition, the tax authorities and other regulatory bodies may also file claims against us if, among other things, our subscriber agreements are declared invalid.

Our subsidiary, KaR-Tel, is also involved in litigation with various parties, including Kazakh governmental entities such as the tax authorities. For a description of these disputes and other risks associated with our acquisition of KaR-Tel, please refer to the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—We may not realize the anticipated benefits from our acquisition of KaR-Tel, we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with this acquisition and our ownership of KaR-Tel may be challenged.”

Additionally, other subscribers have filed claims against us alleging that we have engaged in fraudulent advertising, that we do not have the right to keep the balance on any prepaid account at the time the subscriber terminates service with us or the time for the use of such account has expired, and that the quality of our telecommunications services is not acceptable. Certain subscribers have also filed similar complaints with the anti-monopoly authorities. In several cases, the anti-monopoly authorities have found in favor of subscribers, ruling that the terms of our prepaid contracts violated the subscribers’ rights because unspent amounts under their prepaid contracts were not refunded when the contracts were terminated by the subscribers. The decisions of the anti-monopoly authorities also allege other inconsistencies between our subscriber agreements and Russian law. We have settled with certain of these subscribers, appealed certain rulings of the anti-monopoly authorities and may appeal other rulings. There can be no assurance that we will prevail or that other subscribers will not file claims. In the event that we are required to return such prepaid amounts, we will have to make modifications to our billing system which will result in additional expenses. There is reportedly coordination among some of these subscribers, as well as with the company that made allegations leading to the initiation of the criminal case. Some or all of these rulings referred to above may be appealed and other cases have not yet been decided. We cannot assure you that similar claims will not be filed or that the rulings taken by the courts in the future will be in our favor, and adverse decisions may have an adverse effect on our group.

We are also involved in various lawsuits and claims incidental to our business, including disputes with the Russian tax authorities. In our opinion, the ultimate liabilities, if any, resulting from these lawsuits, claims and disputes incidental to our business will not materially affect our business, financial position or results of operations.

To date, we have no provision in our accounts for any of the matters described above.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Compensation

We paid our directors, senior managers and audit commission members an aggregate of approximately US$9.2 million for services provided during 2003, including approximately US$2.8 million in stock option payouts.

On June 27, 2003, our shareholders approved a new compensation arrangement for our directors to account for their increased responsibilities in light of recent corporate governance legislative reforms. Specifically, each independent director currently receives annual compensation of US$50,000. Each director who is not independent receives annual compensation of US$20,000. All of our directors are reimbursed for expenses incurred in connection with service as a member of our board of directors. Prior to the approval of this new compensation arrangement, directors who were also employees of our Company received US$500 for participating in our board meetings, whether conducted in person, by telephone or by written consent. Directors who were not also employees of our Company received US$2,500 for participating in board meetings in person and US$500 for participating in board meetings that took place by telephone or written consent.

In addition, directors who are not employees may participate in a phantom stock plan, pursuant to which they each receive up to a maximum of 6,000 phantom ADSs. The number of phantom ADSs to be granted to each director is set by the board of directors. The phantom ADSs, which do not involve actual ADSs or shares of common stock, may be redeemed for cash on the date the director ceases to be a director; provided, however, that directors who are re-elected to the board of directors may redeem such phantom ADSs at any time from the date of his or her re-election to the date he or she is no longer a director. A director, upon redemption of a phantom ADS, will receive, for each phantom ADS, cash in an amount equal to:

•	the amount that the average closing price of one of our ADSs quoted on the NYSE for the three-month period immediately prior to the date of redemption, exceeds

•	the closing price of one of our ADSs quoted on the NYSE on the date preceding the grant date of the phantom ADS; provided, however, that the amount paid to a director upon redemption may not exceed US$10.00 per ADS per year for each one-year term served by the director.

This phantom stock plan for directors replaces the plan that was approved by the shareholders in 1998, the terms of which were substantially similar to the current plan, differing primarily with respect to the number of phantom ADSs that directors were eligible to receive and the redemption price, which was not capped. As of June 30, 2004, an aggregate of 113,500 phantom ADSs had been granted to our directors under our phantom stock plans, of which 59,500 are currently redeemable or are redeemable within 60 days of the date of this Form 6-K.

Our senior managers participate in a separate phantom stock plan, pursuant to which they receive phantom ADSs in an amount determined by our CEO and General Director. Our board of directors determines the aggregate amount of phantom ADSs that our CEO and General Director may grant to our senior managers in each calendar year. For 2004, the board of directors has authorized our CEO and General Director to grant up to 150,000 phantom ADSs to our senior managers in addition to the 150,000 phantom ADSs that were authorized to be granted in 2003. Phantom ADSs granted under the plan for our senior managers have a term of three years. A senior manager, upon redemption of a phantom ADS, will receive, for each phantom ADS, cash in an amount equal to:

•	the amount that the average closing price of one of our ADSs quoted on the NYSE for the three-month period immediately prior to the date of redemption, exceeds

•	the closing price of one of our ADSs quoted on the NYSE on the date preceding the grant date of the phantom ADS; provided, however, that the amount paid to a senior manager upon redemption may not exceed US$10.00 per ADS per year for each one-year term served by the senior manager.

A senior manager may redeem up to 50.0% of the phantom ADSs granted to him or her on or after the first anniversary of the grant date. The remaining 50.0% of the phantom ADSs may be redeemed on or after the second anniversary of the grant date. In the event of the termination of employment of a senior manager, any phantom ADSs that have not yet become redeemable will terminate. Our board of directors may also decide to grant phantom ADSs to our CEO and General Director under the plan for our senior managers. As of June 30, 2004, an aggregate of 217,500 phantom ADSs had been granted to our senior managers, of which 55,000 are currently redeemable or will become redeemable within 60 days of the date of this Form 6-K. No phantom ADSs have been issued to our CEO and General Director.

Our senior managers and members of our audit commission are also eligible to participate in our 2000 stock option plan.

On June 27, 2003, our shareholders approved a new compensation arrangement for audit commission members to account for their increased responsibilities in light of recent corporate governance legislative reforms. Specifically, the chairman of our audit commission receives annual compensation of US$50,000 and each of the other members of our audit commission receives annual compensation of US$20,000. All of the members of our audit commission are reimbursed for expenses incurred in connection with service as a member of our audit commission. Prior to the approval of this new compensation arrangement, the members of the audit commission received annual compensation in the amount of US$3,000 plus US$500 for participating in each audit commission meeting. In addition, the members of our audit commission were reimbursed for expenses incurred in connection with service on our audit commission.

We have entered into indemnification agreements with each of our directors, senior managers and members of our audit commission pursuant to which we have agreed to indemnify each of them for all expenses incurred in connection with claims, suits or proceedings arising out of his or her performance of his or her duties as a director, senior manager or member of our audit commission.

We have obtained insurance on behalf of our senior managers, directors and members of our audit commission for liability arising out of their actions in their capacity as a senior manager, director or member of our audit commission.

We do not have any pension, retirement or similar benefit plans available to our directors, senior managers or audit commission members.

As of June 30, 2004, our directors and senior managers beneficially owned an aggregate of 31,700 shares of our common stock, representing approximately 0.07% of our voting stock. As of June 30, 2004, none of our directors or senior managers beneficially owned more than 1.0% of any class of our capital stock.

In December 2003, we amended and restated our 2000 Stock Option Plan, which was originally adopted by our Board of Directors on December 20, 2000. The purpose of the plan is to grant options to certain of our officers, employees, directors and consultants to acquire shares of common stock of our Company. Options are granted by VC ESOP N.V., an indirect wholly-owned subsidiary of our Company. Our stock option plan is administered by a three-person committee, appointed by VC ESOP N.V., that determines to whom options are granted under the plan, the number of options that are granted and the terms and conditions of option grants, including the exercise price per share. The stock option plan authorizes the issuance of options to acquire up to 250,000 of our shares of common stock. As of June 30, 2004, 89,500 options to acquire shares of our common stock were outstanding, of which 37,000 options are currently exercisable or are exercisable within 60 days of the date of this Form 6-K.

The exercise prices of the 89,500 options outstanding as of June 30, 2004 ranged from US$23.60 per share (US$17.70 per ADS) to US$52.40 per share (US$39.30 per ADS). The options granted vest at varying rates over two to three year periods and vesting periods for certain employees will be accelerated if certain events specified in the stock option plan occur. The 37,000 currently exercisable options outstanding as of June 30, 2004 are exercisable until dates ranging from the present date to December 2006.

If a plan participant ceases to be an employee of our company or any of our affiliates (other than due to death or disability or for cause) or ceases to otherwise be eligible to participate in the plan, the individual will have the right to exercise vested options for the earlier of 45 days after the date of termination of employment and December 31, 2006.

In case of death or permanent disability of a plan participant, his or her beneficiaries will automatically acquire the right to exercise those options that have vested prior to the death or permanent disability for the earlier of 190 days and 90 days in the event of death and permanent disability, respectively, and December 31, 2006.

If a plan participant ceases to be an employee of our company or any of our affiliates for cause, then the right to exercise options will terminate immediately unless waived by the stock option committee discussed above.

Board Practices

Our board of directors currently consists of nine persons, four of whom were nominated by Alfa Group, four of whom were nominated by Telenor and one of whom was nominated by Telenor and approved by Alfa Group. The members of our current board of directors were elected at the May 26, 2004 annual general meeting of our shareholders and will serve until our next annual general meeting of shareholders unless the board in its entirety is terminated prior to the expiration of its term upon a decision of our shareholders. In accordance with Russian law, if a board member submits a resignation, the resignation should be accepted by shareholders at a general meeting in order to be effective.

We have not entered into any service contracts with any of our current directors providing for benefits upon termination of service.

Our management committee, which is chaired by our CEO and General Director, is an advisory body that assists the CEO and General Director with the management of our day-to-day activities. The management committee comprises our senior managers, and all recommendations of this management committee remain subject to the approval or veto of our CEO and General Director.

Our audit commission is currently comprised of Alexander Gersh, Knut Giske and Nigel Robinson, one of whom was nominated by Alfa Group and two of whom were nominated by Telenor. The current members of our audit commission were elected at the May 26, 2004 annual general meeting of our shareholders and are expected to serve until our next annual general meeting of shareholders. We are required under Russian law and our charter to maintain an audit commission. Our audit commission assists our Company with oversight responsibility and reviews our systems of internal controls and our auditing, accounting and financial reporting processes. Under Russian law and our charter, a member of our audit commission may not simultaneously serve as a member of our board of directors or hold a management position in our Company, such as CEO or General Director.

Our company also maintains a finance committee comprised of three members of the board of directors. The finance committee reviews various finance-related matters, including compensation of the company’s senior management and provides recommendations relating there to the board of directors, and also reviews the accuracy of the company’s financial disclosure.

RELATED PARTY TRANSACTIONS

Service Obligation Agreements

In October 2003, we entered into a service obligation agreement with a subsidiary of Telenor that requires Telenor to provide us services related to telecommunications operations, including management advisory services, technical assistance and maintenance of network systems and equipment, industry information research and consulting, training of personnel and other services. The annual fee for the services is the equivalent of US$3.5 million, which is paid in monthly installments in Russian rubles. Telenor may elect to issue quarterly invoices with payment to Telenor in either Russian rubles or U.S. dollars, in which case the amount of each such invoice shall be treble the amount of a monthly invoice. The agreement specifies the rights and obligations of the parties to any intellectual property developed in connection with the agreement. We had a similar service obligation agreement with Telenor between April 1999 and October 2003. Under that agreement we paid Telenor approximately US$3.3 million between 1999 and 2003. Secondees provided by Telenor to our Company included our former CEO and General Director, Jo Lunder, and a number of other senior employees with substantial technical and industry expertise. Our board of directors has authorized VimpelCom to enter into a services agreement with Jo Lunder, the Chairman of our board of directors, for consulting services rendered and to be rendered by Mr. Lunder for 2004 in the amount of US$0.3 million.

In October 2003, we entered into a service obligation agreement with a subsidiary of Alfa Group that requires Alfa Group to provide us services related to telecommunications operations including management advisory services, technical assistance and maintenance of network systems and equipment, industry information research and consulting, training of personnel, support of implementation of certain projects, assignment of qualified personnel and other services. The annual fee for the services is the equivalent of US$3.5 million, which is paid in monthly installments in Russian rubles. The invoice amount shall be the equivalent of 1 12 of the annual fee. Alfa Group may elect to issue quarterly invoices, in which case the amount of the invoice shall be treble the amount of the monthly installment. The agreement specifies the rights and obligations of the parties to any intellectual property developed in connection with the agreement.

Agreements with Alfa Group

Alfa Bank

We and VimpelCom Region maintain some of our bank accounts at Alfa Bank, which is part of the Alfa Group of companies. Under the terms of our board’s approval, there is a US$25.0 million limit on the amount of our cash balances held at, and our advances to, Alfa Bank. As of June 30, 2004, we had balances at Alfa Bank of approximately US$2.2 million, excluding VimpelCom Region’s permanent balances of up to US$2.0 million.

In addition, we currently have an agreement with Alfa Bank that allows them to send SMSs to our subscribers who also are clients of Alfa Bank. Alfa Bank and other entities within the Alfa Group are corporate clients of our Company.

Alfa Strakhovaniye

Our company has procured a supplemental D&O insurance policy through Alfa Strakhovaniye, which is part of the Alfa Group of companies, with coverage up to US$20.0 million. Approximately 92.5% of the coverage has been reinsured by Alfa Strakhovaniye with a third party.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the section of the Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects,” our consolidated financial statements and the related notes included in the Annual Report on Form 20-F and elsewhere in this Form 6-K, VimpelCom’s second quarter and six month 2004 operating and financial results press release submitted in a Form 6-K dated August 26, 2004 and VimpelCom’s reports on Forms 6-K dated June 10, 2004 and July 9. 2004. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including the risks discussed above, in the section of the Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors” and in the reports submitted to the SEC in Forms 6-K dated June 10, 2004 and July 9, 2004.

Overview

Certain Performance Indicators

We define our churn rate as the total number of subscribers disconnected from our network in a given period expressed as a percentage of the midpoint of the number of our subscribers at the beginning and end of that period. We consider a subscriber to have been disconnected if the subscriber is a contract subscriber who has not made a payment in the last four months or if the subscriber is a prepaid subscriber who has not had a charge on his or her phone in the preceding six months. In September 2003, we introduced a new tariff plan for prepaid subscribers in which subscribers are blocked after six months of inactivity and terminated, and thus considered disconnected, six months after being blocked. Migration of subscribers from our D-AMPS network to our GSM network, as well as migration between tariff plans, was technically recorded as churn, thereby contributing to our churn rate, although we did not lose those subscribers. The following table shows our churn rates for the periods indicated:

	Years Ended December 31			Six Months Ended June 30
	2003	2002	2001	2004	2003
Total churn rate	39.3%	30.8%	23.0%	18.0%	20.2%
Moscow churn rate	46.6%	33.9%	23.7%	22.6%	25.1%
Regions churn rate	29.2%	14.5%	8.9%	14.2%	11.6%

The increase in our churn rate during the three years ended December 31, 2003 was primarily the result of high subscriber growth and increased marketing competition. A large portion of our new subscribers is first time users of mobile telecommunications services who migrate between tariff plans and operators more often than established users of mobile telecommunications services. We are developing marketing programs to increase subscriber loyalty among all of our subscriber segments to decrease our churn rate and we expect loyalty among first time users of our services to improve.

We believe the decrease in our churn rate in the six months ended June 30, 2004 as compared to the six months ended June 30, 2003 reflects the effects of our customer loyalty and retention marketing efforts over the past several quarters. The benefits of these efforts were offset during the second quarter of 2004 by an increase in churn due primarily to a shortage in federal numbering capacity. In response to this shortage, resulting from the lack of the required government-promulgated procedures for allocation of federal numbers, during the second quarter of 2004 we began reissuing federal numbers of inactive prepaid subscribers to new subscribers up to three months sooner than is provided in the subscriber agreements. Agreements with such inactive prepaid subscribers are considered to be terminated from the moment of reissuing of their federal numbering. Therefore, such inactive subscribers were included in the calculation of our churn rate and incremental subscriber growth for the second quarter sooner than would have been the case previously. For example, during the month of June 2004 in the Moscow license area, we disconnected approximately 200,000 additional subscribers over that number which would have been disconnected previously, thus contributing to our churn rate for the second quarter and six months ended June 30, 2004 and offsetting our incremental subscriber growth in Moscow for the month of June. The acute shortage continued through July and August of 2004 with approximately 337,000 and 142,000 additional subscribers, respectively, being disconnected from our network in the Moscow license area over that number which would have been disconnected previously. In late August 2004, we received approximately 6.8 million numbers in the federal 906 area code, consisting of approximately 1.0 million numbers in the Moscow license area and approximately 5.8 million numbers in the regions outside of the Moscow license area. Furthermore, in August and September 2004, we submitted applications to the Federal Communications Agency, whose activities are coordinated by the Ministry of Information Technologies and Communications, to be allocated approximately 24.2 million additional numbers in the federal area codes, including approximately 3.2 million numbers in the federal 906 area code, approximately 6.0 million numbers in the federal 907 area code, approximately 8.0 million numbers in the federal 908 area code and approximately 7.0 million numbers in the federal 909 area code. We hope to receive the additional numbers in the federal 906 area code by the end of 2004 and the numbers in the additional federal area codes during the course of 2005. In order to forestall the onset of another acute shortage in the Moscow license area prior to the issuance of additional numbers in the federal 906 area code, we are continuing to reissue federal numbers of our inactive prepaid subscribers in Moscow to new subscribers two months sooner than is provided for in the subscriber agreements. For the risks associated with the recent shortage and future allocation of federal numbers, please see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—We have recently experienced an acute shortage of available federal telephone numbers and may soon face such shortage again.”

Merger Announcements and Recently Completed Acquisitions

On October 24, 2003, our shareholders approved the merger of VimpelCom-Region into VimpelCom. Under the terms of the merger, Telenor and Alfa Group will receive, respectively, 3,648,141 and 7,300,680 newly-issued common shares of VimpelCom in exchange for their shares of voting capital stock of VimpelCom-Region. Upon completion of the merger, Telenor will own approximately 26.6% and 29.9%, respectively, and Alfa Group will own approximately 32.9% and 24.5%, respectively, of VimpelCom’s total voting stock and common shares. On April 16, 2004, our shareholders approved amendments to our charter that will become effective upon registration with the appropriate authority. Once these charter amendments are registered and certain ancillary steps taken (including the issuance of shares to Telenor and Alfa Group, and exclusion of VimpelCom-Region from the state register of legal entities), the merger of VimpelCom-Region into VimpelCom will be complete. We plan to register the charter amendment either when the licenses, frequencies and other permissions held by VimpelCom-Region are reissued to VimpelCom or when we receive assurance from the appropriate regulatory authority that they will be reissued to VimpelCom following the merger of VimpelCom-Region into VimpelCom. The current legal and regulatory regime is unclear about the timing and procedure of such transfer or reissuance in the event of a merger and we cannot assure you that we will be able to complete the merger.

We initiated the VimpelCom-Region merger process to create a stronger platform for future expansion, simplify our company’s capital structure and give our Company full exposure to the growth potential in the regions. As of June 30, 2004, our minority interest in VimpelCom-Region was approximately US$204.5 million and the goodwill portion of our intangible assets was approximately US$27.2 million. If the merger is completed, our minority interest and the expenses portion of our income statement will be reduced by the portion of our minority interest related to VimpelCom-Region, the goodwill amount reflected on our balance sheet will increase to the extent that the purchase price that we pay for VimpelCom-Region’s voting capital stock will be in excess of the book value of VimpelCom-Region and our additional paid-in capital will increase to the extent of the excess of the total value of the voting stock of VimpelCom-Region over the cost of the new shares that we issue to Alfa Group and Telenor in exchange for their shares in VimpelCom-Region. The goodwill, if any, that we will realize as a result of the merger will be subject to an annual impairment test.

On May 26, 2004, our shareholders approved the merger of KB Impuls into VimpelCom and on October 8, 2004, our shareholders approved amendments to our charter reflecting the merger. The amendments have not yet been registered. We initiated the KB Impuls merger largely in response to public statements by the Minister of Information Technologies and Communications that the reissuance of the license held by KB Impuls to our company would resolve the regulatory dispute between our Company and Moscow Gossvyaznadzor. The merger of KB Impuls into VimpelCom is subject to various Russian regulatory approvals and the transfer or reissuance of the telecommunications licenses, frequencies and other permissions held by KB Impuls to VimpelCom.

For a description of some of the risks associated with the proposed mergers of VimpelCom-Region and KB Impuls into VimpelCom, see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—If we are unable to complete our mergers with VimpelCom-Region or KB Impuls or some or all of VimpelCom-Region’s and KB Impuls’s licenses, frequencies and other permissions are not transferred or reissued to us during the merger process, our business may be materially adversely affected.”

On July 13, 2004, we acquired the remaining 49.0% of common stock of Bee Line Samara for approximately US$12.0 million, thereby increasing our interest in Bee Line Samara to 100.0%.

On September 3, 2004, we acquired KaR-Tel through the purchase of 100.0% of the issued and outstanding shares of KaR-Tel’s parent company, Limnotex, for a cash purchase price of $350.0 million plus assumption of approximately $75.0 million in debt. The purchase price is subject to a possible post-closing adjustment based on a post-closing assessment by the parties of the actual level of indebtedness and cash in KaR-Tel at the time of closing. KaR-Tel holds a national GSM-900 license for Kazakhstan and at the time of the acquisition served approximately 600,000 subscribers, representing, according to our estimates, a 31.0% market share in Kazakhstan. For a description of some of the risks associated with our acquisition of KaR-Tel, please refer to the section of the Form 6-K entitled “Risk Factors—Risks Related to Our Business—We may not realize the anticipated benefits from our acquisition of KaR-Tel, we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with this acquisition and our ownership of KaR-Tel may be challenged.”

Liquidity and Capital Resources

Consolidated Cash Flow Summary

	Years Ended December 31,						Six Months Ended June 30,
	2003		2002		2001		2004		2003
Net cash flow provided by operating activities	US$	511.9	US$	221.7	US$	101.1	US$	298.7	US$	96.6
Net cash flow (used in) provided by financing activities		(36.1)		294.5		53.9		249.0		9.4
Net cash flow used in investing activities		(594.0)		(401.9)		(161.7)		(462.7)		(286.7)
Effect of exchange rate changes on cash and cash equivalents		12.2		5.2		(1.3)		1.0		5.5
Net cash flow		(106.0)		119.5		(8.0)		85.9		(75.2)

During the six months ended June 30, 2004 and June 30, 2003 and the years ended December 31, 2003, 2002 and 2001, we generated positive cash flows from our operating activities and negative cash flows from investing activities. Cash flow from financing activities was positive during the six months ended June 30, 2004, negative during the year ended December 31, 2003 and positive during the six months ended June 30, 2003 and the years ended December 31, 2002 and 2001. The positive cash flow from financing activities during the six months ended June 30, 2004 was a result of our receipt of proceeds from a loan to our Company by UBS (Luxembourg) S.A. in connection with the sale of US$250.0 million 10% loan participation notes issued by, but without recourse to, UBS (Luxembourg) S.A. on June 16, 2004. The negative cash flow from financing activities during 2003 was a result of our repayment of the current portion of our interest-bearing liabilities, including equipment financing obligations to Alcatel and Ericsson in the amount of US$244.2 million. In the foreseeable future, our further expansion will require significant investment activity, including the acquisition of network equipment and possibly the acquisition of other companies. Additionally, as of June 30, 2004, approximately US$90.0 million of our contractual obligations will mature prior to December 31, 2004 and US$326.2 million prior to December 31, 2005. We expect our near term investment activity and contractual obligations payments to generate cash outflows, and we expect to meet these needs from internal and external sources, including, in part, from the proceeds of the Loan. As our subscriber base grows, we expect positive cash flows from operations to continue to provide us with internal sources of funds. The availability of external financing is difficult to predict because it depends on many factors, including the success of our operations, contractual restrictions, availability of Export Credit Agency, or ECA, guarantees, the financial position of Russian banks, the willingness of international banks to lend to Russian companies and the liquidity of international and Russian capital markets. Historically, a large portion of our external financing needs was satisfied by vendor financing and financing through the international capital markets. However, in light of current market conditions, we currently intend to reduce our use of vendor financing and increasingly look to international and Russian capital markets and ECA backed credits for our financing needs. Our current business plan contemplates that we will need to raise up to approximately US$1,300.0 million, including the proceeds from the Loan, in additional debt financing in the Russian and/or international capital markets and/or in bank financing to meet our projected capital expenditures, scheduled debt repayment and possible acquisitions through 2005. The actual amount of debt financing that we will need to raise will be influenced by the actual pace of subscriber growth over the period and our acquisition plans. Further to our acquisition of KaR-Tel, we are currently actively pursuing opportunities for expansion in other countries in the CIS. We cannot, however, give you any assurance of the exact amount we will invest in acquiring such wireless operators or that we will be able to complete any such acquisitions successfully. If we make any further significant acquisitions beyond what is currently contemplated by our business plan, we will need to increase the amount of additional debt financing over this period above the currently projected US$1,300.0 million. For the risks associated with our ability to meet our financing needs, see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—We anticipate that we will need additional capital and we may not be able to raise it.”

As of June 30, 2004, our cash and cash equivalents balance was US$243.6 million (primarily held in U.S. dollars, Russian rubles and Euros), compared to US$157.6 million as of December 31, 2003. As of June 30, 2004 we had negative working capital of US$228.3 million, compared to negative working capital of US$167.4 million as of December 31, 2003. Working capital is defined as current assets less current liabilities. Deposits and advances from customers are primarily redeemed by provision of telecommunications services and may be claimed by subscribers in limited circumstances. Historically customer deposits and advances have been claimed at a very low rate, and, therefore, we are capable of using customer deposits and advances as a permanent financing source. As of June 30, 2004, customer deposits and advances amounted to US$209.7 million compared to US$181.5 million as of December 31, 2003. The growth in customer deposits and advances during the six months ended June 30, 2004 was the result of the increase in the volume of our operations. We expect customer deposits and advances to continue to grow in line with the growth of our operations.

The increase in our negative working capital as of June 30, 2004 compared to our negative working capital as of December 31, 2003 was primarily due to a decrease in our trade accounts receivable and input value added tax balance, augmented by an increase in accounts payable, accrued liabilities customer advances and the current portion of interest-bearing liabilities. The decrease in our working capital as of December 31, 2003 compared to our working capital as of December 31, 2002, which was US$69.6 million, was primarily due to a decrease in our cash and cash equivalents and other current assets, augmented by an increase in the current portion of interest-bearing liabilities, accounts payable, accrued liabilities and customer advances. We believe that our working capital is sufficient to meet our present requirements.

Financing activities

The following table provides a summary of certain outstanding indebtedness of our Company and our significant subsidiaries as of June 30, 2004. Upon the consummation of the mergers of VimpelCom-Region and KB Impuls into VimpelCom, VimpelCom shall become the obligor under the indebtedness of VimpelCom-Region and KB Impuls, respectively. For information regarding changes in certain of our outstanding indebtedness subsequent to June 30, 2004, see “—2004” and “—Equipment Financing—2004” below. For additional information on this debt, please refer to the discussion below, as well as to the notes to our consolidated financial statements contained elsewhere in this Form 6-K. For a description of some of the risks associated with certain of our indebtedness, please refer to the section of this Form 6-K entitled “Risk Factors.”

Borrower	Type of debt	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
VimpelCom	Loan from J.P. Morgan AG (funded by the issuance of loan participation notes by J.P. Morgan AG)	10.45%	US$250.0	April 26, 2005	None	None
VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	10.0%	US$250.0	June 16, 2009	None	None
VimpelCom Finance	Ruble denominated bonds	9.90%	US$14.3 (416.3 Russian rubles)	May 16, 2006	VimpelCom - Region	None
KB Impuls	Equipment financing obligations to Alcatel	Six-month EURIBOR plus 3.5% and six-month EURIBOR plus 2.9%	US$54.9 (€45.2)	Various dates through 2006	VimpelCom	Network equipment
VimpelCom-Region	Loan from Sberbank	8.5%	US$70.0	August 27, 2007	VimpelCom (US$50.0)	Equipment and promissory notes issued by VimpelCom-Region
VimpelCom-Region	Loan from Svenska Handelsbanken AB (publ)	Six-month LIBOR plus 0.325%	US$34.1	May 20, 2011	VimpelCom (20.0% of the outstanding indebtedness) EKN (Swedish Export Credits Guarantee Board)	Equipment
VimpelCom	Loan from Nordea Bank Sweden AB (publ) and Bayerische Hypo und Vereinsbank AG	Six-month LIBOR plus 0.7%	US$20.8	August 28, 2006	EKN (Swedish Export Credits Guarantee Board)	Network equipment
VimpelCom-Region	Promissory Notes issued to Technoserv	10.0% and 8.0%	US$14.7 (€1.3 and US$13.1)	Various dates through 2006	None	None
VimpelCom	Loan from Sberbank	8.5%	US$94.8	April 14, 2009	None	Common stock of certain subsidiaries, equipment, and buildings
VimpelCom-Region	Financing arrangements from Raiffeisen Bank	13.0%	US$34.5 (1,000 Russian rubles)	August 18, 2004	None	Ruble bonds purchased and held by Raiffeisen
VimpelCom	Leasing agreement with Investelektrosvyaz (Corbina-Telecom)	N/A	US$13.2	March 2007	None	Title to network equipment retained by lessor
VimpelCom subsidiaries	Bank loans, equipment financing obligations and capital lease	Various rates	US$13.9	Various	None	Various
VimpelCom	Promissory Notes issued to General DataCom	Six-month LIBOR plus 2.0%	US$3.3	Various dates through 2006	None	None
VimpelCom	Promissory Notes issued to Technoserv	10.0%	US$2.0 (€0.3 and US$1.7)	Various dates through 2005	None	None

2004. In April 2004, Sberbank provided our company with a five-year U.S. dollar-denominated secured non-revolving credit line of US$130.0 million. The credit line bears interest at the rate of 8.5% per annum, which may change upon the occurrence of certain events, such as a change in Russian law or a change in the interest rate of the Central Bank of Russia. The credit line is repayable in eight equal quarterly installments over a two-year period, beginning on February 27, 2007 and ending April 14, 2009. On August 13, 2004, we drew down US$35.0 million of the credit line in addition to the US$94.8 million that we had drawn down as of June 30, 2004. The end of the drawdown period under the credit line falls on April 14, 2005. The credit line is secured by a pledge of shares in certain of our directly and indirectly owned subsidiaries telecommunications equipment and real estate. The proceeds of the credit line may be used to finance the expansion of our business. The credit line with Sberbank contains certain restrictive covenants that, among other things, limit borrowings by our company and certain of our subsidiaries and requires that a specified amount of our company’s aggregate credit turnover (as defined in the relevant documentation) be through Sberbank. The credit line also contains a financial covenant requiring that our company’s ratio of debt to OIBDA on a consolidated basis not exceed 3.0.

On May 7, 2004, in accordance with the terms of the Russian ruble-denominated bonds, VimpelCom Finance set the annual interest rate for the third and subsequent interest payments at 9.9%. On May 18, 2004, bondholders exercised a put option on bonds with an aggregate principal amount of approximately 2.5 billion Russian rubles (US$86.1 million at the Central Bank of Russia exchange rate on May 18, 2004), or approximately 83.8% of the outstanding principal amount of the bonds, at 100.0% of the principal amount of the bonds. Bonds that were tendered for redemption pursuant to exercise of the put option right were acquired on May 18, 2004 partly by VimpelCom-Region and partly by Raiffeisen Bank pursuant to the arrangement between Raiffeisen Bank and VimpelCom-Region described below. As of the date hereof, all of the bonds acquired by VimpelCom-Region and Raiffeisen Bank in connection with the May 18, 2004 redemption have been resold in the Russian secondary market at prices equal to between 99.0% and 100.5% of par value.

In May 2004, VimpelCom-Region entered into an arrangement with Raiffeisen Bank in connection with the redemption of the Russian ruble-denominated bonds issued by VimpelCom-Finance. In accordance with the terms of the arrangement, Raiffeisen Bank acquired certain of the bonds tendered for redemption and VimpelCom-Region undertook an obligation to purchase all of the bonds held by Raiffeisen Bank as of May 18, 2004. On August 18, 2004 VimpelCom-Region repurchased all remaining bonds held by Raiffeisen Bank at an aggregate principal amount of 1.0 billion Russian rubles (US$34.5 million at the Central Bank of Russia exchange rate on June 30, 2004) at 100.78% of their principal amount plus accrued interest, equal to 2.495% of the principal amount of the bonds VimpelCom-Region has fulfilled all of its obligations to Raiffeisen Bank under this arrangement in connection with the redemption of the Russian ruble-denominated bonds.

On June 16, 2004, UBS (Luxembourg) S.A. completed an offering of 10.0% loan participation notes due 2009 for the sole purpose of funding a US$250.0 million loan to our company. On July 14, 2004, UBS (Luxembourg) S.A. completed a second round of debt financing through the issuance of 10.0% loan participation notes due 2009 for the sole purpose of funding an additional US$200.0 million loan to our company. The notes issued on July 14, 2004 are consolidated and form a single series with the US$250.0 million 10.0% notes due June 16, 2009 that were issued on June 16, 2004. The loan participation notes are listed on the Luxembourg Stock Exchange and are without recourse to UBS (Luxembourg) S.A. The loans and the loan participation notes will mature in June 2009. Interest on the loans and the loan participation notes is payable semi-annually at a rate of 10% per annum.

DalTelecom, which we acquired on June 30, 2004, had approximately US$8.0 million of short-term indebtedness as of June 30, 2004, which is secured by pledges of equipment.

On August 18, 2004, KB Impuls entered into a US$30.0 million principal amount term loan agreement and a US$40.0 million principal amount revolving loan agreement, in each case with Raiffeisen Bank as lender. Each loan bears interest at one-month LIBOR plus 3.125% and each loan is unsecured. The US$30.0 million loan is repayable on or before December 27, 2004 and the US$40.0 million loan is repayable on the earlier of August 18, 2005 or upon placement through Raiffeisen Bank of ruble bonds issued by an affiliate of KB Impuls. As of September 30, 2004, KB Impuls had borrowed in aggregate US$70.0 million under these two loan agreements.

KaR-Tel, which we acquired on September 3, 2004, had approximately US$75.0 million of outstanding indebtedness, based on our assessment at the time of the closing of the acquisition. Substantially all of KaR-Tel’s debt is secured by pledges of equipment and bank accounts. The US$350.0 million purchase price that we paid for KaR-Tel is subject to a possible post-closing adjustment based on a post-closing assessment by the parties of the actual level of indebtedness and cash in KaR-Tel at the time of the closing. KaR-Tel has drawn down approximately US$15.9 million under a deferred payment agreement with Alcatel. Some portion of this US$15.9 million may have been drawn down just prior to the closing of our acquisition, thereby increasing the amount of outstanding indebtedness at closing. We are currently in discussions with the seller over the amount of any post-closing purchase price adjustments for this and other items. For certain risks pertaining to the amount of KaR-Tel’s indebtedness, please refer to the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—We may not realize the anticipated benefits from our acquisition of KaR-Tel, we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with this acquisition, and our ownership of KaR-Tel may be challenged.”

Equipment Financing. The following is a summary of our key arrangements of this type.

2004. In February 2004, VimpelCom-Region entered into a non-revolving credit agreement with Svenska Handelsbanken AB (publ) with a credit limit of US$69.7 million. The credit line bears interest at the rate of six-month LIBOR plus 0.325%, which is payable semi-annually. The credit line is repayable in fourteen equal semiannual installments over a seven-year period. Repayment commences not later than November 20, 2004. The end of the delivery period for the purchased equipment falls on October 20, 2004. The credit line is secured by a pledge of the telecommunications equipment acquired from Ericsson, a guarantee from the Swedish Export Credit Agency “EKN” and a guarantee from our company for 20.0% of the outstanding indebtedness under the loan. In addition to interest payments, VimpelCom-Region has paid EKN a fee in the amount of 9.82% of the total commitment under this loan (to be partially reimbursed if VimpelCom-Region borrows less than the total commitment under this loan). The credit line may only be used to finance the acquisition of Ericsson telecommunications equipment and to refinance the EKN Premium. VimpelCom--Region’s credit agreement with Svenska Handelsbanken AB (publ) contains certain covenants that, among other things, limit VimpelCom-Region’s ability to grant loans (with certain exceptions) and repay its debt to our company (the minimal level of indebtedness to our company is set at US$110.0 million). In addition, these covenants limit VimpelCom--Region’s ability to effect a merger of VimpelCom-Region with other entities outside our group of companies. However, VimpelCom-Region is permitted to prepay at interest payment dates any amounts outstanding under this loan. VimpelCom and Svenska Handelsbanken AB (publ) will amend and restate this credit agreement with VimpelCom as the borrower upon completion of the proposed merger of VimpelCom-Region into VimpelCom. Svenska Handelsbanken AB (publ) and VimpelCom have already negotiated the terms of this amended and restated credit agreement. The interest rate, the repayment date and the guarantee from the EKN will remain the same. VimpelCom’s guarantee of VimpelCom-Region’s debt as described above and the restriction on VimpelCom-Region’s ability to pay debt to VimpelCom will cease to exist under this credit facility upon amendment and restatement of the credit agreement. As of June 30, 2004, US$34.1 million was outstanding under this loan. Subsequent to June 30, 2004, VimpelCom-Region has drawn down an additional US$28.6 million of the credit line.

Investing activities

We purchase network equipment, telephone line capacity, frequency allocations, buildings and other assets as a part of the ongoing development of our wireless networks. In the six months ended June 30, 2004, our total payments for purchases of equipment, intangible assets and other non-current assets were approximately US$389.0 million (compared to US$256.8 million during the six months ended June 30, 2003). In the six months ended June 30, 2004, our total payments in respect of acquisitions (net of cash holdings of acquired companies) were approximately US$73.7 million (compared to US$38.1 million during the six months ended June 30, 2003). In 2003, our total payments for purchases of equipment, intangible assets and other non-current assets were approximately US$563.9 million (compared to US$332.8 million and US$154.9 million during 2002 and 2001, respectively) and our payments in respect of acquisitions (net of cash holdings of acquired companies) were approximately US$42.5 million (compared to US$69.2 million and US$6.8 million during 2002 and 2001, respectively).

In the six months ended June 30, 2004, our payments for purchases of equipment, intangible assets and other non-current assets for our Moscow operations and our transport network were approximately US$127.6 million (compared to US$130.4 million during the six months ended June 30, 2003). In 2003, payments for purchases of equipment, intangible assets and other non-current assets for our Moscow operations and our transport network were approximately US$269.4 million (compared to US$215.2 million and US$102.2 million during 2002 and 2001, respectively). We did not make any payments in respect of acquisitions in the Moscow license area during the six months ended June 30, 2004, the six months ended June 30, 2003 or the year ended December 31, 2003 (compared to US$0.02 million (net of cash holdings of acquired companies) and US$2.3 million (net of cash holdings of acquired companies) during the years ended December 31, 2002 and 2001, respectively).

In the six months ended June 30, 2004, our payments for purchases of equipment, intangible assets and other non-current assets for our operations in the regions excluding for our transport network were approximately US$261.4 million (compared to US$118.2 million during the six months ended June 30, 2003) and our payments in respect of acquisitions (net of cash holdings of acquired companies) were approximately US$73.7 million (compared to US38.1 million during the six months ended June 30, 2003). In 2003, our payments for purchases of equipment, intangible assets and other non-current assets for our operations in the regions excluding for our transport network were approximately US$294.5 million (compared to US$117.6 million during 2002 and US$52.7 million during 2001) and our payments in respect of acquisitions (net of cash holdings of acquired companies) were approximately US$42.5 million (compared to US$68.9 million during 2002 and US$4.5 million during 2001).

Future capital requirements

Wireless service providers require significant amounts of capital to construct networks and attract subscribers. Our capital expenditures during the first six months of 2004 were approximately US$429.2 million, which amounts were invested in our network development. Our estimated capital expenditures for the second half of 2004 are approximately US$710.8 million, which we currently intend to invest in our network development. The actual amount of our capital expenditures for 2004 will be influenced by the pace of subscriber growth over the remainder of the period. The capital expenditure amounts stated above do not include any capital expenditures related to KaR-Tel or amounts that were or may be invested in acquiring existing wireless operators in various license areas and/or in the purchase of cellular licenses in these areas.

We anticipate that the funds necessary to meet our current capital requirements and those to be incurred in the foreseeable future (including with respect to any possible acquisitions) will come from:

•	cash currently held by our Company;

•	operating cash flows;

•	Export Credit Agency guaranteed financing, including our non-revolving credit agreement with Svenska Handelsbanken AB (publ);

•	borrowings under bank financings, including credit lines currently available to us; and

•	debt financings from Russian and international capital markets, including the proceeds from this offering.

We believe that funds from a number of these sources, coupled with cash on hand, will be sufficient to meet our projected capital requirements for the next 12 months.

INDEX TO FINANCIAL STATEMENTS

OF OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

Unaudited Condensed Consolidated Balance Sheets	F-1
Unaudited Condensed Consolidated Statements of Income	F-2
Unaudited Condensed Consolidated Statements of Cash Flows	F-3
Notes to Unaudited Condensed Consolidated Financial Statements	F-4

Unaudited Condensed Consolidated Balance Sheets

	June 30, 2004 (unaudited)	December 31, 2003 (Note 1)
	(In thousands of US dollars, except share amounts)
Assets
Current assets:
Cash and cash equivalents	$243,553	$157,611
Trade accounts receivable	108,375	113,092
Inventory	21,028	17,905
Deferred income taxes	41,226	21,377
Input value added tax	151,669	175,045
Other current assets	76,657	41,213

Total current assets	642,508	526,243

Property and equipment, net	1,720,740	1,460,542
Telecommunications licenses and allocations of frequencies, net	130,963	103,817
Other intangible assets, net	106,614	59,369
Due from related parties	1,834	1,171
Deferred income taxes	1,765	—
Other assets	209,552	151,090

Total assets	$2,813,976	$2,302,232

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$200,128	$158,467
Due to related parties	6,330	8,603
Due to employees	16,103	14,791
Accrued liabilities	12,965	10,153
Taxes payable	37,970	101,294
Deferred revenue	2,626	2,701
Deferred income taxes	1,700	1,451
Customer advances	174,441	140,756
Customer deposits	35,308	40,719
Capital lease obligations, current portion	6,879	6,587
Rouble denominated bonds payable, current portion (Note 7)	34,450	101,852
Bank loans, current portion	288,211	35,343
Equipment financing obligations, current portion	53,697	70,935

Total current liabilities	870,808	693,652

Deferred income taxes	71,810	34,380
Rouble denominated bonds payable, less current portion (Note 7)	14,382	—
Bank loans, less current portion	442,084	330,112
Capital lease obligations, less current portion	6,974	9,154
Equipment financing obligations, less current portion	23,949	53,008
Accrued liabilities	5,214	4,046
Commitments and contingent liabilities (Note 13)	—	—
Minority interest	211,395	179,664
Shareholders’ equity:
Convertible voting preferred stock (.005 roubles nominal value per share), 10,000,000 shares authorized; 6,426,600 shares issued and outstanding	—	—
Common stock (.005 roubles nominal value per share), 90,000,000 shares authorized; 40,332,201 shares issued	90	90
Additional paid-in capital	570,954	569,828
Retained earnings	596,348	429,262
Accumulated other comprehensive income, net of tax of US$969	3,256	2,466
Treasury stock, at cost, 153,536 shares of common stock (December 31, 2003: 160,634)	(3,288)	(3,430)

Total shareholders’ equity	1,167,360	998,216

Total liabilities and shareholders’ equity	$2,813,976	$2,302,232

Unaudited Condensed Consolidated Statements of Income

	Six months ended June 30,
	2004	2003
	(In thousands of US dollars, except per share (ADS) amounts)
Operating revenues:
Service revenues and connection fees	$873,711	$520,525
Sales of handsets and accessories	33,281	26,382
Other revenues	1,606	1,970

Total operating revenues	908,598	548,877
Operating expenses:
Service costs	131,692	79,934
Cost of handsets and accessories sold	28,548	23,351
Selling, general and administrative expenses	296,550	192,031
Depreciation	120,080	65,592
Amortization	18,656	16,110
Impairment of long-lived assets (Note 9)	7,354	—
Provision for doubtful accounts	5,089	5,696

Total operating expenses	607,969	382,714
Operating income	300,629	166,163

Other income and expenses:
Interest income	1,863	4,276
Other income	888	664
Interest expense	(26,760)	(33,997)
Net foreign exchange gain (loss)	2,532	41
Other expenses	(1,301)	(1,382)
Total other income and expenses	(22,778)	(30,398)
Income before income taxes and minority interest	277,851	135,765

Income tax expense (Note 4)	80,739	38,041
Minority interest in net earnings of subsidiaries	30,026	3,690

Net income	$167,086	$94,034

Basic EPS (Note 11):
Net income per common share	$4.16	$2.47

Weighted average common shares outstanding	$40,175	$38,076

Net income per ADS equivalent	$3.12	$1.85

Diluted EPS (Note 11):
Net income per common share	$3.58	$2.11

Weighted average diluted shares	$46,642	$44,544

Net income per ADS equivalent	$2.69	$1.58

Unaudited Condensed Consolidated Statements of Cash Flows

	Six months ended June 30,
	2004	2003
	(In thousands of US dollars)
Net cash provided by operating activities	$298,657	$196,614
Proceeds from bank and other loans	382,325	121,732
Repayments of bank and other loans	(25,668)	(57,545)
Proceeds from issuance of rouble denominated bonds	5,200	97,119
Repayment of rouble denominated bonds	(59,764)	—
Payments of fees in respect of debt issue	(9,716)	(1,815)
Repayment of equipment financing obligations	(43,126)	(149,384)
Repayment of capital lease obligations	(260)	(661)

Net cash provided by financing activities	248,991	9,446

Purchase of property and equipment	(334,895)	(230,004)
Proceeds from sale of property and equipment	—	8,250
Purchase of StavTeleSot stock, net of cash acquired of US$658	—	(38,143)
Purchase of DTI stock, net of cash acquired of US$382	(73,689)	—
Purchase of intangible assets	(15,219)	(12,387)
Purchase of other assets	(38,890)	(14,420)

Net cash used in investing activities	(462,693)	(286,704)
Effect of exchange rate changes on cash	987	5,477

Net increase (decrease) in cash	85,942	(75,167)
Cash and cash equivalents at beginning of period	157,611	263,657

Cash and cash equivalents at end of period	$243,553	$188,490

Supplemental cash flow information

Non-cash activities:
Equipment acquired under financing and capital lease agreements	$1,659	$68,053
Accounts payable for equipment and other long-lived assets	77,004	25,587
Accrued debt and equity offering costs	1,230	249
Operating activities financed by sale of treasury stock	1,268	1,777
Acquisitions:
Fair value of assets acquired	86,655	66,634
Difference between the amount paid and the fair value of net assets acquired	17,401	(4,699)
Cash paid for the capital stock	(74,071)	(38,801)

Liabilities assumed	$29,985	$23,134

1. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for annual complete financial statements. In the opinion of VimpelCom’s management, all adjustments (consisting of normal, recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2004, are not necessarily indicative of the results that may be expected for the year ended December 31, 2004. For further information, refer to VimpelCom’s audited consolidated financial statements for the year ended December 31, 2003.

The balance sheet at December 31, 2003, presented herein has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US GAAP for annual complete financial statements.

Foreign Currency Translation

The functional currency of VimpelCom and its subsidiaries, except for Closed Joint Stock Company Cellular Company (“Cellular Company”), Open Joint Stock Company Orensot (“Orensot”), Closed Joint Stock Company StavTeleSot (“StavTeleSot”) and Open Joint Stock Company DalTelecom International (“DTI”), is the US dollar because the majority of their revenues, costs, property and equipment purchased, debt and trade liabilities are either priced, incurred, payable or otherwise measured in US dollars. Accordingly, transactions and balances not already measured in US dollars (primarily Russian roubles and Euros) have been re-measured into US dollars in accordance with the relevant provisions of US Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”.

Under SFAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange gains and losses arising from re-measurement of monetary assets and liabilities that are not denominated in US dollars are credited or charged to operations.

Cellular Company’s, Orensot’s, StavTeleSot’s and DTI’s functional currency is the Russian rouble because the majority of their revenues, costs, property and equipment purchased, and debt and trade liabilities are either priced, incurred, payable or otherwise measured in Russian roubles. Assets and liabilities of these companies are translated into US dollars at exchange rates prevailing on the balance sheet date; revenues, expenses, gains and losses are translated into US dollars at historical exchange rates prevailing on the transactions dates. Translation adjustments resulting from the process of translating their financial statements into US dollars are reported in other comprehensive income, a separate component of shareholders’ equity.

The rouble is not a fully convertible currency outside the territory of the Russian Federation. Within the Russian Federation, official exchange rates are determined daily by the Central Bank of Russia (“CBR”). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the CBR.

As of June 30, 2004, December 31, 2003, and June 30, 2003, the official rates of exchange were 29.03 roubles = US$1, 29.45 roubles = US$1 and 30.35 roubles = US$1, respectively. The translation of rouble-denominated assets and liabilities into US dollars for the purposes of these financial statements does not indicate that VimpelCom could realize or settle, in US dollars, the reported values of these assets and liabilities. Likewise, it does not indicate that VimpelCom could return or distribute the reported US dollar value of capital to its shareholders.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Doubtful Accounts

VimpelCom reviews the valuation of accounts receivable on a monthly basis. The allowance for doubtful accounts is estimated based on historical experience of cash collections and future expectations of conditions that might impact the collectibility of accounts.

Property and Equipment

Property and equipment is stated at historical cost. Telecommunications equipment, including equipment acquired under capital leases, is depreciated using the straight-line method over its estimated useful life of seven years, or the lease term, whichever is shorter. Buildings and leasehold improvements are depreciated using the straight-line method over estimated useful lives of twenty years. Office and measuring equipment, and vehicles and furniture are depreciated using the straight-line method over estimated useful lives ranging from five to ten years.

Repair and maintenance costs are expensed as incurred.

Intangible Assets

Intangible assets consist primarily of telephone line capacity, wireless licenses, goodwill and other intangible assets. VimpelCom capitalizes payments made to third party suppliers to acquire access to and for use of telephone lines (telephone line capacity). These payments are accounted for as intangible assets and are amortized on a straight-line basis over ten years. Licenses are amortized on a straight-line basis until the expiration date of the licenses. Goodwill represents the excess of consideration paid over the fair value of net assets acquired in purchase business combinations and is not amortized. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, generally from four to ten years.

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, VimpelCom continues to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. In accordance with SFAS No. 142, VimpelCom tests goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors.

Long-Lived Assets

VimpelCom accounts for impairment of long-lived assets, except for goodwill, in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

During the second quarter of 2004, certain impairment indicators were present which indicated that the carrying amount of certain assets in Open Joint Stock Company Bee-Line Samara (“Bee-Line Samara”), a subsidiary of VimpelCom, may not be recoverable. VimpelCom then determined that an impairment of certain assets had in fact occurred during the quarter ended June 30, 2004, and has recorded an impairment charge in the accompanying condensed consolidated statement of income. (Note 9)

Revenue Recognition

VimpelCom earns service revenues for usage of its cellular system, which include airtime charges from contract and prepaid subscribers, monthly contract fees, roaming charges and charges for value added services. Roaming revenues include revenues from VimpelCom customers who roam outside their selected home coverage area and revenues from other wireless carriers for roaming by their customers on VimpelCom’s network. Value added services include short messages (“SMS”), caller number identification, voice mail, call waiting and data transmission. Generally, these features generate additional revenues through monthly subscription fees or increased wireless usage through utilization of the features. Service revenue is generally recognized when the services (including value added services and roaming revenue) are rendered. Revenue on prepaid cards is deferred and recognized when services are rendered. Revenues from equipment sales are recognized in the period in which the equipment is sold. Revenues are stated net of value-added tax and sales tax charged to customers.

VimpelCom determined that the sale of wireless services through VimpelCom’s direct sales channel with an accompanying handset constitutes a revenue arrangement with multiple deliverables. In accordance with the provisions of the Emerging Issue Task Force (“EITF”) 00-21 “Revenue Arrangements with Multiple Deliverables”, VimpelCom allocates the arrangement consideration to the separate units of accounting, including the wireless service and handset, based on their relative fair values.

In accordance with the provisions of the US SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition in Financial Statements”, VimpelCom defers telecommunications connection fees. The deferral of revenue is recognized over the estimated average subscriber life, which is generally two years.

Deferred Taxes

VimpelCom computes and records income tax in accordance with SFAS No. 109, “Accounting for Income Taxes”. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Concentration of Credit Risk

Trade accounts receivable consist of amounts due from subscribers for airtime usage and amounts due from dealers and subscribers for equipment sales. In certain circumstances, VimpelCom requires deposits as collateral for airtime usage. In addition, VimpelCom has introduced a prepaid service for both DAMPS and GSM networks. Equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms. VimpelCom’s credit risk arising from its trade accounts receivable from subscribers is mitigated due to the large number of its subscribers, of which approximately 86% subscribed to a prepaid service as of June 30, 2004 and, accordingly, do not give rise to credit risk. VimpelCom’s credit risk arising from its trade accounts receivable from dealers is mitigated due to the large number of dealers. Management periodically reviews the history of payments and credit worthiness of the dealers.

VimpelCom deposits available cash with financial institutions in the Russian Federation. Deposit insurance is not offered to financial institutions operating in Russia. To manage this credit risk, VimpelCom allocates its available cash, mainly in US dollars, to a variety of Russian banks and Russian affiliates of international banks. Management periodically reviews the credit worthiness of the banks in which it deposits cash.

Input value added tax (VAT), representing amounts payable or paid to suppliers, is recoverable from the tax authorities via offset against VAT payable to the tax authorities on VimpelCom’s revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of input value added tax and believes it is fully recoverable within one year.

VimpelCom issues advances to a variety of vendors of property and equipment for its network development. The contractual arrangements with the most significant vendors (Alcatel and Technoserve A/S) provide for equipment financing in respect of certain deliveries of equipment. VimpelCom periodically reviews the financial position of vendors and their compliance with the contract terms.

Fair Value of Financial Instruments

The carrying amounts for financial instruments, consisting of cash and cash equivalents, trade accounts receivable, forward agreement and obligations under accounts payable approximate their fair value.

The fair value of bank loans, equipment financing obligations and rouble denominated bonds (based on future cash flows discounted at current market rates) were as follows:

	June 30, 2004	December 31, 2003

Rouble denominated bonds	$49,281	$103,430
Sberbank loan to VimpelCom-Region	70,412	76,425
Sberbank loan to VimpelCom	96,217	16,760
J.P. Morgan AG	266,255	271,759
Technoserve A/S - VimpelCom-Region	14,491	19,263
Technoserve A/S - VimpelCom	2,093	2,859
General DataCom	3,336	4,382
UBS (Luxemburg) S.A.	250,000	—

Stock-Based Compensation

VimpelCom follows the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, for its stock option plan. SFAS No. 123 generally allows companies to either account for stock-based compensation under the provisions of SFAS No. 123 or under the provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and to make disclosures in accordance with the provisions of SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS No. 123.” VimpelCom has elected to account for its stock-based compensation in accordance with the provisions of APB No. 25 and related Interpretations and present pro forma disclosures of results of operations as if the fair value method had been adopted.

The following table illustrates the effect on net income and earnings per share if VimpelCom had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	Six months ended June 30,
	2004	2003
Net income, as reported	$167,086	$94,034
Add: Compensation expense in respect of 2000 Stock Option Plan, as reported	3,651	2,241
Deduct: Compensation expense in respect of 2000 Stock Option Plan determined under fair value based method for all awards	(766)	(528)

Pro forma net income	$167,971	$95,747

Earnings per share:
Basic - as reported	$4.16	$2.47
Basic - pro forma	$4.23	$2.51

Diluted - as reported	$3.58	$2.11
Diluted - pro forma	$3.64	$2.15

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities”. FIN No. 46 amended Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, and established standards for determining under what circumstances a variable interest (“VIE”) should be consolidated with its primary beneficiary. FIN No. 46 also requires disclosure about VIEs that are not required to be consolidated but in which the reporting entity has a significant variable interest. In December 2003, the FASB revised certain implementation provisions of FIN No. 46. The revised interpretation (“FIN No. 46R”) substantially retained the requirements of immediate application of FIN No. 46 to VIEs created after January 31, 2003. With respect to older VIEs, the consolidation requirements under FIN No. 46R apply not later than for the first financial year or interim period ending after December 15, 2003, if such a VIE is a special-purpose entity (“SPE”), and no later than for the first financial year or interim period ending after March 15, 2004, if such a VIE is not an SPE.

VimpelCom completed an evaluation of this guidance and concluded that the adoption of the provisions of FIN No. 46 did not have a material impact on its consolidated financial statements.

Business Combinations

VimpelCom accounts for its business acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying assets, including intangible assets, and liabilities based on their respective estimated fair values. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives, and market multiples, among other items.

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements and prior quarters’ condensed consolidated financial statements to conform to the current year presentation. Unamortized debt issue costs were included in other assets.

2. Change in Estimate

In January 2004, VimpelCom changed the estimated useful life of GSM telecommunications equipment from 9.5 to 7 years. The change decreased net income for the six-month period ended June 30, 2004 by approximately US$15,452, equivalent to US$0.38 per share of common stock – basic and US$0.33 per share of common stock – diluted. This change occurred due to VimpelCom’s continuing evaluation of its use of various technologies combined with the January 2004 announcements of the plans of the Russian Government to initiate the process of awarding licenses for new mobile communications technologies.

3. Acquisition

In June 2004, VimpelCom acquired 93.52% of common stock of DTI, a cellular operator in the Far East region, for US$74,071. The primary reason for the acquisition was obtaining the frequencies allocated to DTI under its mobile telecommunications license. The acquisition was recorded under the purchase method of accounting. The fair value of net assets acquired comprised US$56,670. The excess of acquisition cost over the fair market value of 93.52% of the net assets of DTI amounted to US$17,401, was recorded as goodwill, assigned to the regions outside of Moscow license area reportable segment, and is subject to annual impairment tests.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, based on the third-party valuation:

As of June 30, 2004
Current assets	$3,461
Property and equipment	22,517
Licenses and allocation of frequencies (7.6 years weighted-average useful life)	38,686
Other intangible assets (6.0 years weighted-average useful life)	21,078
Goodwill	17,401
Other non-current assets	913

Total assets acquired	104,056

Current liabilities	(13,438)
Long-term liabilities	(16,547)

Total liabilities assumed	(29,985)

Net assets acquired	$74,071

The following unaudited pro forma combined results of operations for VimpelCom give effect to DTI business combination as if it had occurred at the beginning of 2004. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of VimpelCom had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

	Six month periods ended June 30,
	2004	2003
Pro forma total operating revenues	$936,000	$561,144

Pro forma net income	175,528	94,147

Pro forma basic net income per common share	4.37	2.47

PRO FORMA DILUTED NET INCOME PER COMMON SHARE	3.76	2.11

4. Income Taxes

The provision for income taxes varies from expected income tax expense calculated at the statutory rate due to certain tax exemptions applicable under Russian tax legislation and to the non-deductibility of certain expenses. Income tax exemptions relate primarily to accumulated tax losses, which may be carried forward for use against future income. Non-deductible expenses consist primarily of legal, consulting, representational and other expenses in excess of allowable limits.

5. Comprehensive Income

For the six-month period ended June 30, 2004 and 2003, comprehensive income for VimpelCom comprised US$167,876 and US$96,043, respectively. Comprehensive income for the six-month periods ended June 30, 2004 and 2003, included net income in the amount of US$167,086 and US$94,034, respectively, and other comprehensive income (foreign currency translation adjustment) in the amount of US$790 and US$2,009, net of minority interest in the amount of US$637, and US$1,346, respectively.

6. Bank Loans

On February 24, 2004, Svenska Handelsbanken AB provided a seven-year, US dollar denominated, credit line of US$69,700 to Open Joint Stock Company VimpelCom-Region (“VimpelCom-Region”), a subsidiary of VimpelCom. VimpelCom-Region has the right to draw down the entire amount before November 10, 2004. The loan is to be repaid in fourteen equal instalments, on a semi-annual basis, commencing not later than November 20, 2004. The loan bears interest at the rate of six-month LIBOR plus 0.325%, which is payable semi-annually. Under the loan agreement, VimpelCom-Region is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition. As of June 30, 2004, VimpelCom-Region drawn US$34,081 under this credit line.

On February 24, 2004, VimpelCom-Region and Svenska Handelsbanken AB signed a pledge agreement. Under the pledge agreement, certain equipment and related software received under a Supply Contract with Ericsson AB is to be pledged as security for the obligations under the Svenska Handelsbanken AB credit agreement.

VimpelCom irrevocably and unconditionally guarantees twenty percent of VimpelCom-Region’s obligations under this credit line. The credit line is also secured by a guarantee from the Swedish Export Credit Guarantee Board “EKN” (“EKN”). In April 2004 VimpelCom-Region paid EKN US$6,845, 9.82% of the total committed amount. This fee was included, net of related accumulated amortization of US$163, in other assets in the accompanying condensed consolidated balance sheet. Amortization of debt issuance costs is included in interest expense in the accompanying condensed consolidated financial statements.

In April 2004, Sberegatelny Bank of the Russian Federation (“Sberbank”) provided a five-year, US dollar denominated, secured, non-revolving credit line of US$130,000 to VimpelCom. VimpelCom has the right to draw down the entire amount on or before April 14, 2005. The loan is to be repaid in eight equal instalments, on a quarterly basis, commencing February 27, 2007. The interest rate at the date of signing was 8.5% per annum and is subject to change by Sberbank upon the occurrence of certain events.

In May 2004, VimpelCom and VimpelCom-Region signed a series of pledge agreements with Sberbank. As of June 30, 2004, assets pledged as collateral against this credit line included certain items of telecommunications equipment with an approximate carrying amount of US$31,607, and VimpelCom’s and VimpelCom-Region’s shares in certain of their subsidiaries: 100% of shares of Closed Joint Stock Company RTI Service-Svyaz (“RTI Service-Svyaz”), 98% of shares of Cellular Company, 98.81% of shares of Orensot, 100% of shares of StavTeleSot and 100% of shares of Closed Joint Stock Company Extel (“Extel”). The carrying amount of net assets of RTI Service-Svyaz, StavTeleSot and Extel was US$8,369, US$61,027 and US$24,496, respectively, in the accompanying condensed consolidated balance sheet as of June 30, 2004. The carrying amount of 98% of net assets of Cellular Company and 98.81% of net assets of Orensot was US$1,848 and US$36,719, respectively, in the accompanying condensed consolidated balance sheet as of June 30, 2004. Under the loan agreement between VimpelCom and Sberbank, VimpelCom is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition. As of the June 30, 2004, Vimpelcom has drawn US$94,800 under this credit line.

On June 16, 2004, the offering of 10 % Loan Participation Notes (“Notes”) issued by, but without recourse to UBS (Luxembourg) S.A., for the sole purpose of funding a US$250,000 loan to VimpelCom was completed. The loan will mature on June 16, 2009. VimpelCom is to pay cash interest on the loan at the rate of 10% per annum from June 16, 2004, payable semi-annually on June 16 and December 16 of each year. Such interest payments will commence on December 16, 2004. As of June 30, 2004, interest in the amount of US$1,042 was accrued. Gross issuance costs comprised US$3,775 and were included, net of related accumulated amortization of US$31, in other assets in the accompanying condensed consolidated balance sheet. Amortization of debt issuance costs is included in interest expense in the accompanying condensed consolidated financial statements.

7. Rouble Denominated Bonds

On May 20, 2003, VimpelCom-Region issued Russian rouble-denominated bonds through Limited Liability Company VimpelCom Finance (“VimpelCom Finance”), an ultimate subsidiary of VimpelCom-Region, in an aggregate principal amount of 3,000,000 thousand roubles. The bonds are due on May 16, 2006. Bondholders had a put option exercisable between May 7 and May 18, 2004, at 100% of the nominal value of the bonds plus accrued interest. The annual interest rate for the first two interest payments was 8.8%. On May 7, 2004, VimpelCom Finance announced that the interest rate for subsequent interest payments would be 9.9%.

On May 18, 2004, bondholders exercised put options on bonds with an aggregate principal amount of 2,512,569 thousand roubles. Bonds that were tendered for redemption pursuant to exercise of the put option right were acquired on May 18, 2004, by VimpelCom-Region (with an aggregate principal amount of 1,201,000 thousand roubles) and Raiffeisenbank pursuant to the arrangement between Raiffeisenbank and VimpelCom-Region (with an aggregate principal amount of 1,311,569 thousand roubles).

In May 2004, VimpelCom-Region entered into an arrangement with Raiffeisenbank in connection with the redemption of the Russian ruble-denominated bonds issued by VimpelCom Finance. In accordance with the terms of the arrangement, Raiffeisen Bank acquired the bonds tendered for redemption with an aggregate principal amount of 1,311,569 thousand roubles and VimpelCom-Region undertook an obligation to purchase all of these bonds. Pursuant to this arrangement on May 25, 2004, VimpelCom-Region purchased from Raiffeisenbank bonds with an aggregate principal amount of 533,330 thousand roubles at 100.03% of the principal amount of the bonds plus accrued interest. Also, as part of the arrangement, VimpelCom-Region has an irrevocable obligation to purchase the remaining bonds held by Raiffeisenbank (with an aggregate principal amount of 1,000,000 thousand rubles) on August 18, 2004, at 100.78% of their principal amount plus accrued interest, if requested by Raiffeisenbank.

The bonds acquired by VimpelCom-Region and Raiffeisenbank in connection with the May 18, 2004, redemption are available for resale in the Russian secondary market in accordance with Russian law and VimpelCom-Region intends to sell all such bonds back into the Russian secondary market. As of June 30, 2004, VimpelCom-Region has sold bonds with a principal amount of 150,610 thousand roubles back into the secondary market.

As of June 30, 2004, the outstanding aggregate principal amount of bonds comprised 1,416,280 thousand roubles (US$48,832 at exchange rate as of June 30, 2004), of which bonds with an aggregate principal amount of 1,000,000 thousand roubles are held by Raiffeisenbank and bonds with an aggregate principal amount of 416,280 thousand roubles and are traded on the secondary market.

On August 18, 2004, VimpelCom-Region repurchased rouble-denominated bonds held by Raiffeisenbank with an aggregate principal amount of 1,000,000 thousand rubles, at 100.78% of their principal amount plus accrued interest.

8. Forward Agreements

VimpelCom has both in past quarters and in the current quarter entered into forward exchange contracts to hedge certain liabilities denominated in foreign currencies. The purpose of VimpelCom’s foreign currency hedging activities is to protect VimpelCom from risk that the eventual dollar cash outflows from payments in euros to vendors of equipment will be adversely affected by changes in the exchange rates.

On June 30, 2004, Open Joint Stock Company KB Impuls (“KBI”), a subsidiary of VimpelCom, entered into a forward agreement with Standard Bank for purchase of EURO 7,339 thousand for US dollars at a rate of 1.2079 US$/1EURO in four instalments during the period from November 24, 2004 to May 24, 2006, to hedge foreign currency risk associated with the liability under equipment financing agreements between KBI and Alcatel SEL AG. The agreement qualified as a fair value hedge under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The derivative was recorded at fair value of US$75 as of June 30, 2004, and included in other current assets and in other assets in the amount of US$39 and US$36, respectively, in the accompanying condensed consolidated balance sheet.

On June 30, 2004, KBI entered into a forward agreement with Standard Bank for purchase of EURO 7,339 thousand for US dollars at a rate of 1.2089 US$/1EURO in four instalments during the period from August 25, 2004 to February 24, 2006, to hedge foreign currency risk associated with the liability under equipment financing agreements between KBI and Alcatel SEL AG. The agreement qualified as a fair value hedge under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The derivative was recorded at fair value of US$65 as of June 30, 2004, and included in other current assets and in other assets in the amount of US$33 and US$32, respectively, in the accompanying condensed consolidated balance sheet.

9. Impairment Charges

At June 30, 2004, VimpelCom owned 51% of the common stock of Bee-Line Samara. During the quarter ended June 30, 2004, VimpelCom initiated discussions with the 49% minority shareholder of Bee-Line Samara related to VimpelCom’s acquisition of the remaining 49% ownership interest. On July 8, 2004, VimpelCom completed this transaction (Note 14).

As part of its detailed due-diligence leading up to the July 2004 transaction, VimpelCom conducted a comprehensive internal review of the long-lived assets at Bee-Line Samara, specifically its telecommunication AMPS/D-AMPS network equipment in Samara region. This review was based on the VimpelCom’s expected usage levels of the AMPS/D-AMPS network subsequent to 100% acquisition.

VimpelCom has recorded an impairment charge of US$7,354 during the quarter ended June 30, 2004, related to the aforementioned impairment review. This charge represents the excess of the carrying amount of assets over their fair value. Fair value of the assets was determined as the present value of estimated future cash flows expected to result from the use of the assets.

10. Guarantees of Obligations of Consolidated Subsidiaries

VimpelCom irrevocably and unconditionally guaranteed VimpelCom-Region’s obligations under the loan from Sberbank for the total amount of US$50,000. Under the terms of the guarantee VimpelCom should pay any arrears of VimpelCom-Region within five days after Sberbank’s notification. VimpelCom’s guarantee is valid until VimpelCom-Region fulfils all its obligations under the loan agreement with Sberbank. As of June 30, 2004, the carrying amount of the loan principal of US$70,000 was included in the accompanying unaudited condensed consolidated balance sheet.

VimpelCom irrevocably, fully and unconditionally guaranteed KBI’s payment obligations under equipment financing agreements with Alcatel for the total amount of US$54,861. VimpelCom will be liable to Alcatel if KBI fails to pay under any of the Alcatel equipment financing agreements. VimpelCom’s guarantee is valid until KBI fulfils all of its payment obligations under equipment financing agreements. KBI is a subsidiary of VimpelCom.

VimpelCom-Region irrevocably, fully and unconditionally guaranteed VimpelCom Finance’s obligations under rouble denominated bonds. Under the terms of the guarantee VimpelCom-Region should pay any arrears of

VimpelCom Finance under the rouble denominated bonds up to a maximum of 3,000,000 thousand roubles, which equalled the aggregate principal amount of the bonds at issuance. VimpelCom-Region’s guarantee is valid until VimpelCom Finance fulfils all its obligations under rouble denominated bonds. As of June 30, 2004, the carrying amount of the rouble denominated bonds of US$48,832 was included in the accompanying unaudited condensed consolidated balance sheet.

11. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Six months ended June 30,
	2004	2003
	(In thousands of US dollars, except per share amounts)
Numerator:
Net income	$167,086	$94,034
Denominator:
Denominator for basic earnings per share – weighted average shares	40,175	38,076
Effect of dilutive securities:
Convertible preferred stock	6,427	6,427
Employee stock options	40	41

Denominator for diluted earnings per share – assumed conversions	$46,642	$44,544

Basic net income per common share	$4.16	$2.47

Diluted net income per common share	$3.58	$2.11

Senior convertible notes were not included in the computation of earnings per share assuming dilution for the six-month period ended June 30, 2003 because they would not have a dilutive effect for the these period.

12. Segment Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, requires companies to provide certain information about their operating segments. VimpelCom has two reportable segments: the Moscow license area and the regions outside of the Moscow license area (the “Regions”). The Moscow license area includes the city of Moscow and the Moscow region. The Regions include all other regions of the Russian Federation.

Management decided to organize the enterprise based on geographical areas. Management analyses the reportable segments separately because of different economic environments and stages of development of markets of wireless telecommunications services in different geographical areas, requiring different investment and marketing strategies. The Moscow license area represents a more developed market for VimpelCom’s services compared to the Regions.

The Board of Directors and management utilize more than one measurement and multiple views of data to measure segment performance. However, the dominant measurements are consistent with VimpelCom’s consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its segments primarily based on revenue, operating income, income before income taxes and net income along with cash flows and overall economic returns. Intersegment revenues are eliminated in consolidation. Intersegment revenues may be accounted for at amounts different from sales to unaffiliated companies. The accounting policies of the segments are the same as those of VimpelCom.

Financial information by reportable segment for the six-month period ended June 30, 2004 and 2003 is presented in the following tables.

Six months ended June 30, 2004

	Moscow License Area	Regions	Total
Total operating revenues from external customers	$545,437	$363,161	$908,598
Total intersegment revenues	46,251	37,218	83,469
Operating income	194,219	106,362	300,581
Income before income taxes and minority interest	182,611	94,799	277,410
Net income	128,874	69,745	198,619

Six months ended June 30, 2003

	Moscow License Area	Regions	Total
Total operating revenues from external customers	$396,094	$152,783	$548,877
Total intersegment revenues	24,991	13,750	38,741
Operating income	139,629	25,861	165,490
Income before income taxes and minority interest	118,985	16,464	135,449
Net income	86,947	9,062	96,009

Information about total assets of each reportable segment as of June 30, 2004 and December 31, 2003 follows:

	June 30, 2004	December 31, 2003
Moscow License Area	$2,132,196	$1,717,716
Regions	1,391,717	1,021,674

Total	$3,523,913	$2,739,390

A reconciliation of VimpelCom’s total segment financial information to the corresponding consolidated amounts follows:

	Six months ended June 30,
	2004	2003
Income before income taxes and minority interest
Total income before income taxes and minority interest for reportable segments	$277,410	$135,449
Elimination of intersegment loss before income taxes and minority interest	(441)	316

Total consolidated income before income taxes and minority interest	$277,851	$135,765

	Six months ended June 30,
	2004	2003
Net income
Total net income for reportable segments	$198,618	$96,009
Minority interest in net (income) loss of subsidiaries	(30,026)	(3,142)
Elimination of intersegment net income	(1,506)	1,167

Net income	$167,086	$94,034

	June 30, 2004	December 31, 2003
Assets
Total assets for reportable segments	$3,523,913	$2,739,390
Elimination of intercompany receivables	(709,937)	(437,158)

Total consolidated assets	$2,813,976	$2,302,232

13. Contingencies and Uncertainties

The Russian economy while deemed to be of market status beginning in 2002, continues to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls, which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly impacted by the government’s continued actions with regard to supervisory, legal, and economic reforms.

The taxation system in Russia is evolving as the central government transforms itself from a command to a market oriented economy. There were many Russian Federation tax laws and related regulations introduced in the first half of 2004 and previous periods which were not always clearly written and their interpretation is subject to the opinions of the local tax inspectors, Central Bank officials and the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and between the Central Bank and the Ministry of Finance are not unusual. Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, VimpelCom has accrued tax liabilities based on management’s best estimate.

As of June 30, 2004, VimpelCom does not believe that any material matters exist relating to the developing markets and evolving fiscal and regulatory environment in Russia, including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be misleading.

In the ordinary course of business, VimpelCom may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which VimpelCom operates. In the opinion of management, VimpelCom’s liability, if any, in all pending litigation, other legal proceeding or other matters other than what is discussed herein will not have a material effect upon the financial condition, results of operations or liquidity of VimpelCom.

VimpelCom’s operations and financial position will continue to be affected by Russian political developments including the application of existing and future legislation and tax regulations. The likelihood of such occurrences and their effect on VimpelCom could have a significant impact on VimpelCom’s ability to continue operations. VimpelCom does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in Russia.

VimpelCom’s ability to generate revenues in Moscow and the Moscow region is dependent upon the operation of the wireless telecommunications networks under its licenses. VimpelCom’s AMPS/D-AMPS license to operate in the Moscow license area expires in November 2007, while the GSM license for the Moscow license area expires in April 2008. Various regional GSM 900/1800 licenses belonging to VimpelCom-Region and its subsidiaries, Orensot, Extel, StavTeleSot, Vostok-Zapad Telecom and DalTelecom International, expire between August 2006 and November 14, 2012. Article 39 of the new Federal Law on Communications, which became effective on January 1, 2004, defines the circumstances under which a license may be revoked. However, there is no precedent as to the practical application of this new law as it applies to actual license terminations.

VimpelCom is dependent upon a small number of suppliers, principally Alcatel and Ericsson, for purchases of wireless telecommunications equipment. Similarly, there is only a small number of telephone line capacity suppliers in Moscow.

VimpelCom’s AMPS licenses to operate wireless networks in the regions (not including Moscow and the Moscow region) include a condition to make non-returnable contributions to the development of the public switched telecommunications network of the Russian Federation. The amount of contribution is unspecified and will be agreed with or determined by the respective local administrations. VimpelCom has made no significant payments and it is not possible to determine the amount that will eventually become payable.

Moscow GSM License

On December 30, 2003, Gossvyaznadzor, an official body responsible for compliance with the legislation and regulations in telecommunications industry, issued Notices to each of VimpelCom and KBI ordering them to cure alleged violations of several government regulations, the Federal Law on Telecommunications, two provisions of the Civil Code of the Russian Federation (in the case of KBI) and license provisions. KBI is a wholly-owned subsidiary of VimpelCom which holds the GSM-900/1800 license for the Moscow license area. Revenues related to this license were US$522,217 and US$375,684 for the six-month periods ended June 30, 2004 and 2003, respectively.

The Notices provided specific cure periods for many of the stated violations and required VimpelCom and KBI to notify Gossvyaznadzor of compliance with them. The Notices did not, however, specify the actions that VimpelCom and KBI must take to cure the stated violations. In management’s opinion, with the exception of the stated violation that KBI is disputing and as discussed below, VimpelCom and KBI have implemented measures to comply with the Notices within the stipulated cure periods that have passed to date and have notified Gossvyaznadzor of that fact. Acting in accordance with the Notices, KBI sent to a number of local operators certain amendments to interconnect agreements with such operators. Some of such operators executed the required amendments prior to expiration of the specified cure period but some of them are still considering the amendments.

On January 22, 2004, KBI filed a motion with the Arbitration Court of Moscow to issue a preliminary injunction to suspend Clause 5 of the Notice to KBI (“Clause 5”). KBI is disputing Clause 5, which alleges first that KBI does not have agreements for provision of telecommunications services with the subscribers of its network and thereby violates clause 1, article 779 of the Civil Code of the Russian Federation and second, that the agency agreement between VimpelCom and KBI does not specifically provide that VimpelCom shall sign agreements on provision of GSM cellular radiotelephony services on behalf of KBI and thereby violates clause 1, article 184 of the Civil Code of the Russian Federation. On January 22, 2004, the Arbitration Court of Moscow issued a ruling satisfying KBI’s motion for injunctive relief by suspending Clause 5. In a separate ruling on January 22, 2004, the Arbitration Court of Moscow accepted KBI’s complaint challenging the validity of Clause 5. On March 18, 2004, the Moscow Arbitrazh Court ruled in favor of KBI and invalidated the relevant provision of the December 30, 2003 notice. Gossvyaznadzor attempted to bring the Moscow Prosecutors’ office into the case, but this motion was defeated. In late April 2004, Gossvyaznadzor filed an appeal and the Appellate Panel of the Moscow Arbitrazh Court issued a decision on June 1, 2004, confirming the lower court’s ruling in favor of KBI. Gossvyaznadzor appealed this decision and the hearing is scheduled on August 23, 2004.

VimpelCom’s management is unable to predict at this time the final outcome of this matter or whether the resolution of this matter could materially affect VimpelCom’s results of operations, cash flows or financial position.

14. Subsequent Events

On July 8, 2004, VimpelCom increased its share of ownership in Beeline-Samara to 100% by acquiring the remaining 49% of Bee-Line Samara common stock, which VimpelCom did not previously own, for US$12,000.

On July 14, 2004, the offering of 10% Loan Participation Notes (the “Further Notes”) issued by, but without recourse to UBS (Luxemburg) S.A., for the sole purpose of funding a US$200,000 loan to VimpelCom was completed. The issue price comprised 100.5% (plus accrued interest from (and including) June 16, 2004 to (but excluding) July 14, 2004). On issue, the Further Notes will be consolidated and form a single series with the US$250,000,000 10% loan participation notes due 2009 of the Bank issued on June 16, 2004. The gross issuance costs comprised US$541.

On August 18, 2004, Raiffeisenbank Austria provided an unsecured, US dollar denominated, credit line of US$30,000 to KBI. The loan bears interest at US dollar one-month LIBOR rate plus 3.125%, payable on a monthly basis. The loan is to be repaid no later than December 27, 2004.

On August 18, 2004, Raiffeisenbank Austria provided an unsecured, US dollar denominated, credit line of US$40,000 to KBI. The loan bears interest at US dollar one-month LIBOR rate plus 3.125%, payable on a monthly basis. The loan is to be repaid no later than August 18, 2005.